Filed pursuant to Rule 424(b)(3)
                                                              File No. 333-15937

             PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 28, 1999

                                  92,924 SHARES

                              MERITAGE CORPORATION

                                  COMMON STOCK

         This Prospectus Supplement to the Prospectus dated July 28, 1999 of Meritage Corporation ("Meritage") relates to the offering of 92,924 shares of Meritage's common stock and modifies or supplements the Prospectus enclosed herewith.

         Meritage's common stock is traded on the NYSE under the symbol "MTH." On August 10, 1999, the last reported price of the common stock was $10.875 per share.

           The date of this Prospectus Supplement is August 26, 1999.

                              FINANCIAL INFORMATION

         The following condensed consolidated financial information as of and for the three and six month periods ended June 30, 1999 is added to the Prospectus for the purpose of updating the financial information contained therein. See Note 1 to the Condensed Consolidated Financial Statements.

                      MERITAGE CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)


                                                    JUNE 30,       DECEMBER 31,
                                                      1999            1998
                                                  -------------   -------------
ASSETS
  Cash and cash equivalents                       $   7,084,225   $  12,386,806
  Real estate under development                     147,191,665     104,758,530
  Deposits on real estate under option
    or contract                                      11,726,728       7,338,406
  Other receivables                                   1,774,219       2,460,966
  Deferred tax asset                                  2,382,163       6,935,000
  Goodwill                                           19,275,181      14,640,712
  Property and equipment, net                         3,803,921       2,566,163
  Other assets                                        1,413,349       1,163,737
                                                  -------------   -------------
        Total Assets                              $ 194,651,451   $ 152,250,320
                                                  =============   =============
LIABILITIES
  Accounts payable and accrued liabilities        $  29,918,011   $  34,068,178
  Home sale deposits                                 12,113,269       8,587,245
  Notes payable                                      72,666,108      37,204,845
  Minority interest in consolidated
    joint ventures                                      152,710         110,922
                                                  -------------   -------------
        Total Liabilities                           114,850,098      79,971,190
                                                  -------------   -------------
STOCKHOLDERS' EQUITY
  Common stock, par value $.01 per share;
    50,000,000 Shares authorized; issued and
    outstanding - 5,470,906 Shares at
    June 30, 1999, and 5,334,942 shares at
    December 31, 1998                                    54,709          53,349
  Additional paid-in capital                        100,087,648      99,319,669
  Accumulated deficit                               (20,228,042)    (27,093,888)
  Less cost of shares held in treasury
    (10,000 shares)                                    (112,962)             --
                                                  -------------   -------------
                Total Stockholders' Equity           79,801,353      72,279,130
                                                  -------------   -------------
     Total Liabilities and Stockholders' Equity   $ 194,651,451   $ 152,250,320
                                                  =============   =============

           See accompanying notes to consolidated financial statements

                      MERITAGE CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                                   (UNAUDITED)


                                       THREE MONTHS ENDED JUNE 30,        SIX MONTHS ENDED JUNE 30,
                                     ------------------------------    ------------------------------
                                         1999             1998             1999             1998
                                     -------------    -------------    -------------    -------------
Home sales revenues                  $  76,646,871    $  55,608,159    $ 127,953,068    $  92,121,503
Cost of home sales                     (60,810,073)     (45,698,437)    (102,132,361)     (75,324,372)
                                     -------------    -------------    -------------    -------------
      Gross profit                      15,836,798        9,909,722       25,820,707       16,797,131

Commissions and other sales costs       (4,492,042)      (2,553,903)      (7,907,859)      (4,894,388)
General and administrative expense      (3,678,297)      (2,273,598)      (6,824,344)      (4,182,056)
Interest expense                            (1,844)        (115,279)          (2,679)        (195,594)
Other income, net                          669,889          246,619        1,033,721          286,407
Residual interest and real estate
  loan interest income                          --        2,028,908               --        5,232,667
                                     -------------    -------------    -------------    -------------
Earnings before income taxes             8,334,504        7,242,469       12,119,546       13,044,167
Income taxes                             3,793,701          546,000        5,253,701          896,000
                                     -------------    -------------    -------------    -------------
        Net earnings                 $   4,540,803    $   6,696,469    $   6,865,845    $  12,148,167
                                     =============    =============    =============    =============
Basic earnings per share             $         .83    $        1.26    $        1.26    $        2.29

Diluted earnings per share           $         .75    $        1.10    $        1.14    $        1.99

          See accompanying notes to consolidated financial statements.

                      MERITAGE CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                    SIX MONTHS ENDED JUNE 30,
                                                  -----------------------------
                                                      1999            1998
                                                  -------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                    $   6,865,845   $  12,148,167
  Adjustments to reconcile net earnings to net
    cash provided by operating activities:
  Depreciation and amortization                       1,009,513         597,518
  Deferred tax expense                                4,552,837              --
  Stock option compensation expense                     296,658         690,884
  Gain on sales of residual interests                        --      (5,180,046)
  Increase in real estate under development         (42,433,135)    (23,970,178)
  Increase in deposits on real estate under
    option or contract                               (4,388,322)     (1,739,951)
  (Increase) decrease in other receivables
    and other assets                                    437,135        (259,921)
  Decrease in accounts payable and accrued
    liabilities                                      (9,276,403)     (6,289,779)
  Increase in home sale deposits                      3,526,024       3,922,390
                                                  -------------   -------------
    Net cash used in operating activities           (39,409,848)    (20,080,916)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment                (1,713,715)       (274,288)
  Proceeds from sales of residual interest                   --       6,600,000
                                                  -------------   -------------
    Net cash provided by (used in) investing
      activities                                     (1,713,715)      6,325,712
                                                  -------------   -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings                                        128,447,739      65,373,666
  Repayment of borrowings                           (92,986,476)    (54,949,383)
    Purchase of treasury shares                        (112,962)             --
  Stock options exercised                               472,681         304,796
    Net cash provided by financing activities        35,820,982      10,729,079
                                                  -------------   -------------
Net decrease in cash and cash equivalents            (5,302,581)     (3,026,125)
Cash and cash equivalents at beginning of period     12,386,806       8,245,392
                                                  -------------   -------------
Cash and cash equivalents at end of period        $   7,084,225   $   5,219,267
                                                  =============   =============

           See accompanying notes to consolidated financial statements

                      MERITAGE CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

     We develop, construct and sell new high-quality, single family homes in the semi-custom luxury, move-up and entry-level markets. Our operations in the Phoenix and Tucson, Arizona metropolitan markets are under the Monterey Homes and Meritage Homes of Arizona brand names, in the Dallas/Fort Worth, Austin and Houston, Texas markets we use the Legacy Homes name and in the San Francisco Bay and Sacramento, California markets we are known as Meritage Homes of Northern California. We have recently undergone significant growth and are pursuing a strategy of expanding our operations.

     BASIS OF PRESENTATION. The consolidated financial statements include the accounts of Meritage Corporation and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation and certain prior period amounts have been reclassified to be consistent with current financial statement presentation. First half 1998 results do not include the operations of Meritage Homes of Northern California, which was acquired on July 1, 1998. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly present our financial position and results of operations for the periods presented. The results of operations for any interim period are not necessarily indicative of results to be expected for a full fiscal year.

NOTE 2 - REAL ESTATE UNDER DEVELOPMENT AND CAPITALIZED INTEREST

The components of real estate under development follow (in thousands):

                                                         JUNE 30,   DECEMBER 31,
                                                           1999        1998
                                                         --------    --------
Homes under contract, in production                      $ 64,696    $ 44,186
Finished lots and lots under development                   60,920      46,558
Model homes and homes held for resale                      21,576      14,015
                                                         --------    --------
                                                         $147,192    $104,759
                                                         ========    ========

     We capitalize certain interest costs incurred during development and construction. Capitalized interest is allocated to real estate under development and charged to cost of home sales when the units are delivered. Summaries of interest capitalized and interest expensed follow (in thousands):

                                               QUARTER ENDED        SIX MONTHS ENDED
                                                  JUNE 30,              JUNE 30,
                                             ------------------    ------------------
                                              1999       1998       1999       1998
                                             -------    -------    -------    -------
Beginning unamortized capitalized interest   $ 2,260    $ 2,074    $ 1,982    $ 1,890
Interest capitalized                           1,510        856      2,599      1,484
Interest amortized in cost of home sales      (1,117)      (800)    (1,928)    (1,244)
                                             -------    -------    -------    -------
Ending unamortized capitalized interest      $ 2,653    $ 2,130    $ 2,653    $ 2,130
                                             =======    =======    =======    =======
Interest incurred                            $ 1,512    $   971    $ 2,602    $ 1,679
Interest capitalized                          (1,510)      (856)    (2,599)    (1,484)
                                             -------    -------    -------    -------
Interest expensed                            $     2    $   115    $     3    $   195
                                             =======    =======    =======    =======

                      MERITAGE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)


NOTE 3 - NOTES PAYABLE

Notes payable consist of the following (in thousands):

                                                          JUNE 30,  DECEMBER 31,
                                                           1999        1998
                                                          -------     -------
$60 million bank construction line of credit,
  interest payable monthly approximating prime
  (7.75% at June 30, 1999) or LIBOR (30 day LIBOR
  5.2% at June 30, 1999), plus 2.25% payable at
  the earlier of close of escrow, maturity date of
  individual homes within the line or June 9, 2000,
  secured by first deeds of trust on homes                $23,155     $ 4,641

$80 million bank construction line of credit,
  interest payable monthly approximating prime or
  LIBOR plus 2.25%, payable at the earlier of close
  of escrow, maturity date of individual homes
  within the line or July 31, 2000, secured by
  first deeds of trust on homes                            25,268      10,925

$20 million bank acquisition and development credit
  facility, interest payable monthly approximating
  prime or LIBOR plus 2.25%, payable at the earlier
  of funding of construction financing, the maturity
  date of individual projects within the line or June
  19, 2000, secured by first deeds of trust on land         5,908       3,314

Other acquisition and development credit facilities
  with commitments totaling $4.5 million, interest
  payable monthly, ranging from prime to prime plus
  .25%; payable at the earlier of funding of
  construction financing or the maturity date of the
  individual projects, secured by first deeds of trust
  on land                                                   2,424       2,407

Senior unsecured notes, maturing September 15, 2005,
  annual interest of 9.10% payable quarterly,
  principal payable in three equal installments on
  September 15, 2003, 2004 and 2005                        15,000      15,000

Other                                                         911         918
                                                          -------     -------
    Total                                                 $72,666     $37,205
                                                          =======     =======

                      MERITAGE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)


NOTE 4 - EARNINGS PER SHARE

     A summary of the reconciliation from basic earnings per share to diluted earnings per share for the three and six months ended June 30, 1999 and 1998 follows (in thousands, except per share amounts):

                                          QUARTER ENDED        SIX MONTHS ENDED
                                             JUNE 30,              JUNE 30,
                                        ------------------    ------------------
                                         1999       1998       1999       1998
                                        -------    -------    -------    -------
Net earnings                            $ 4,541    $ 6,696    $ 6,866    $12,148
Weighted average shares
  outstanding - basic                     5,456      5,316      5,441      5,311
                                        -------    -------    -------    -------
Basic earnings per share                $   .83    $  1.26    $  1.26    $  2.29
                                        =======    =======    =======    =======
Basic EPS - Weighted average
  shares outstanding                      5,456      5,316      5,441      5,311

Effect of dilutive securities:
  Contingent shares                          70        132         77        141
  Stock options                             494        652        519        662
                                        -------    -------    -------    -------
Weighted average shares
  outstanding - dilutive                  6,020      6,100      6,037      6,114
                                        -------    -------    -------    -------
Diluted earnings per share              $   .75    $  1.10    $  1.14    $  1.99
                                        =======    =======    =======    =======

NOTE 5 - TREASURY STOCK

     In June 1999, we began acquiring shares of our common stock in connection with a stock repurchase program announced in April 1999. The program authorizes us to purchase up to $6 million of common stock from time to time on the open market or in privately negotiated transactions at price levels we consider attractive. We purchased 10,000 shares of common stock in June at an aggregate cost of $112,962. The purpose of the stock repurchase program is to help us achieve our long-term goal of enhancing stockholder value.

NOTE 6 - STERLING COMMUNITIES ACQUISITION

     On June 15, 1998, we signed a definitive agreement with Sterling Communities, S.H. Capital, Inc., Sterling Financial Investments, Inc., Steven W. Hafener and W. Leon Pyle (together, the Sterling Entities), to acquire substantially all of the assets of Sterling Communities. The transaction was effective as of July 1, 1998. Assets acquired principally consist of real property and other residential homebuilding assets located in the San Francisco Bay and Sacramento areas of California. We are continuing the operations of the Sterling Entities under the name Meritage Homes of Northern California.

     Consideration paid for the assets and stock acquired, and various liabilities assumed, consisted of $6.9 million in cash and additional consideration to be paid for up to four years after the transaction date. We used the purchase method of accounting and the purchase price was allocated among our net assets based on their estimated fair market value at the transaction date. Goodwill of approximately $2.2 million was recorded, which is being amortized over 20 years. The additional consideration will be equal to 20% of the pre-tax income of Meritage's California division and will be expensed as earned.

                      MERITAGE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)


NOTE 7 - INCOME TAXES

     Components of income tax expense are as follows(in thousands):

                                      QUARTER ENDED           SIX MONTHS ENDED
                                         JUNE 30,                 JUNE 30,
                                   -------------------       -------------------
                                    1999         1998         1999         1998
                                   ------       ------       ------       ------
Current taxes:
  Federal                          $  157       $  281       $  240       $  370
  State                               296          265          459          526
                                   ------       ------       ------       ------
                                      453          546          699          896
                                   ------       ------       ------       ------
Deferred taxes:
  Federal                           3,254           --        4,467           --
  State                                87           --           88           --
                                   ------       ------       ------       ------
                                    3,341           --        4,555           --
                                   ------       ------       ------       ------
    Total                          $3,794       $  546       $5,254       $  896
                                   ======       ======       ======       ======

     CARRYFORWARDS

     At June 30, 1999, we had a federal net operating loss carryforward of approximately $1.1 million. Any unused carryforward will expire beginning in 2007.

NOTE 8 - SEGMENT INFORMATION

     We classify our operations into three primary geographic segments: Arizona, Texas and California. These segments generate revenues through the sale of homes to external customers. We are not dependent on any one major customer.

     Operational information relating to the different business segments follows. 1998 information has not been included for the California operations which were acquired July 1, 1998. Certain information has not been included by segment due to the immateriality of the amount to the segment or in total. We evaluate segment performance based on several factors, of which the primary financial measure is earnings before interest and taxes (EBIT). The accounting policies of the business segments are the same as those described in Notes 1 and 2 for the Company. There are no significant transactions between segments.

                                     QUARTER ENDED           SIX MONTHS ENDED
                                        JUNE 30,                 JUNE 30,
                                 ----------------------   ----------------------
                                   1999         1998        1999         1998
                                 ---------    ---------   ---------    ---------
                                                 (in thousands )
HOME SALES REVENUE:
    Texas                        $  42,461    $  36,171   $  72,795    $  58,847
    Arizona                         30,056       19,437      49,684       33,275
    California                       4,130           --       5,474           --
                                 ---------    ---------   ---------    ---------
        Total                    $  76,647    $  55,608   $ 127,953    $  92,122
                                 =========    =========   =========    =========

EBIT:
    Texas                        $   5,819    $   5,005   $   9,554    $   8,016
    Arizona                          3,815        1,865       5,705        2,772
    California                       1,195           --         773           --
    Corporate and other             (1,378)       1,275      (1,984)       3,683
                                              ---------   ---------    ---------
        Total                    $   9,451    $   8,145   $  14,048    $  14,471
                                 =========    =========   =========    =========

AMORTIZATION OF CAPITALIZED
  INTEREST:
    Texas                        $     367    $     304   $     667    $     502
    Arizona                            688          496       1,191          742
    California                          62           --          70           --
                                 ---------    ---------   ---------    ---------
        Total                    $   1,117    $     800   $   1,928    $   1,244
                                 =========    =========   =========    =========

                                                       AT               AT
                                                    JUNE 30,        DECEMBER 31,
                                                      1999             1998
                                                    --------         --------
ASSETS:
    Texas                                           $ 92,024         $ 64,448
    Arizona                                           69,026           58,758
    California                                        29,749           12,321
    Corporate                                          3,852           16,723
                                                    --------         --------
        Total                                       $194,651         $152,250
                                                    ========         ========

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Quarterly Report on Form 10-Q contains forward-looking statements. The words "believe," "expect," "anticipate," and "project" and similar expressions identify forward-looking statements, which speak only as of the date the statement was made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but are not limited to, projections of revenues, income or loss, capital expenditures, plans for future operations, financing needs or plans, the impact of inflation, the impact of changes in interest rates, plans relating to our products or services, potential real property acquisitions, and new or planned development projects, as well as assumptions relating to the foregoing.

     Statements in Exhibit 99 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 and in our Annual Report on Form 10-K for the year ended December 31, 1998, including the Notes to the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations," describe factors, among others, that could contribute to or cause such differences. Additional factors that could cause actual results to differ materially from those expressed in such forward-looking statements are set forth in "Business" and "Market for the Registrant's Common Stock and Related Stockholder Matters" in our December 31, 1998 Annual Report on Form 10-K.

     RESULTS OF OPERATIONS

     The following discussion and analysis provides information regarding the results of operations of Meritage and its subsidiaries for the three and six months ended June 30, 1999 and June 30, 1998. All material balances and transactions between Meritage and its subsidiaries have been eliminated. This discussion should be read in conjunction with our Annual Report on Form 10-K for the year ended December 31, 1998. In management's opinion, the data reflects all adjustments, consisting of only normal recurring adjustments, necessary to fairly present our financial position and results of operations for the periods presented. The results of operations for any interim period are not necessarily indicative of results expected for a full fiscal year. Comparative information for June 30, 1998 has not been included for the California operations, which were acquired in July 1998.

     HOME SALES REVENUE

     Home sales revenue is the product of the number of units closed during the period and the average sales price per unit. Comparative 1999 and 1998 housing revenues follow (dollars in thousands):

                          QUARTER ENDED                               SIX MONTHS ENDED
                             JUNE 30,      DOLLAR/UNIT  PERCENTAGE        JUNE 30,        DOLLAR/UNIT  PERCENTAGE
                      -------------------   INCREASE     INCREASE    -------------------   INCREASE     INCREASE
                        1999       1998    (DECREASE)   (DECREASE)     1999       1998    (DECREASE)   (DECREASE)
                      --------   --------   --------     --------    --------   --------   --------     --------
TOTAL
Dollars               $ 76,647   $ 55,608   $ 21,039       37.8%     $127,953   $ 92,122   $ 35,831       38.9%
Units closed               374        323         51       15.8%          631        528        103       19.5%
Average sales price   $  204.9   $  172.2   $   32.7       19.0%     $  202.8   $  174.5   $   28.3       16.2%

TEXAS
Dollars               $ 42,461   $ 36,171   $  6,290       17.4%     $ 72,795   $ 58,847   $ 13,948       23.7%
Units closed               275        266          9        3.4%          475        426         49       11.4%
Average sales price   $  154.4   $  136.0   $   18.4       13.5%     $  153.3   $  138.1   $   15.2       11.0%

ARIZONA
Dollars               $ 30,056   $ 19,437   $ 10,619       54.6%     $ 49,684   $ 33,275   $ 16,409       49.3%
Units closed                88         57         31       54.4%          141        102         39       38.2%
Average sales price   $  341.5   $  341.0   $     .5          *      $  352.4   $  326.2   $   26.2        8.0%

CALIFORNIA
Dollars               $  4,130        N/A        N/A        N/A      $  5,474        N/A        N/A        N/A
Units closed                11        N/A        N/A        N/A            15        N/A        N/A        N/A
Average sales price   $  375.5        N/A        N/A        N/A      $  364.9        N/A        N/A        N/A

* less than 1%

     The increase in revenues and number of units closed in 1999 compared to 1998 resulted mainly from our strong market performance in Arizona and Texas, the addition of the California operations and an increase in closings of homes in higher priced communities.

     GROSS PROFIT

     Gross profit is home sales revenue, net of housing cost of sales. Housing cost of sales includes developed lot costs, unit construction costs, amortization of common community costs (such as the cost of model complexes and architectural, legal and zoning costs), interest, sales tax, warranty, construction overhead and closing costs. Comparative 1999 and 1998 housing gross profit follows (dollars in thousands):

                              QUARTER ENDED JUNE 30,             SIX MONTHS ENDED JUNE 30,
                        ----------------------------------   -----------------------------------
                          1999         1998      INCREASE      1999         1998       INCREASE
                        ---------    ---------   ---------   ---------    ---------    ---------
Dollars                 $  15,837    $   9,910   $   5,927   $  25,821    $  16,797    $   9,024
Percentage of housing
  Revenues                   20.7%        17.8%        2.9%       20.2%        18.2%         2.0%

     The dollar increase in gross profit for the three and six months ended June 30, 1999 over the prior year's periods is attributable to the increase in number of units closed. The gross profit margin increased due to the continued strong market performance in Texas and Arizona, along with increased closings in more profitable Arizona communities.

COMMISSIONS AND OTHER SALES COSTS

     The increase in commissions and other sales costs in the second quarter and first half of 1999 compared with the same periods of 1998 is based on higher sales volume. Comparative 1999 and 1998 commissions and other sales costs follows (dollars in thousands):

                             QUARTER ENDED JUNE 30,            SIX MONTHS ENDED JUNE 30,
                        --------------------------------    --------------------------------
                         1999        1998       INCREASE      1999        1998      INCREASE
                        --------    --------    --------    --------    --------    --------
TOTAL
Dollars                 $  4,492    $  2,554    $  1,938    $  7,908    $  4,894    $  3,014
Percentage of housing
  revenues                   5.9%        4.6%        1.3%        6.2%        5.3%         .9%

     GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses were approximately $3.7 million (4.8% of revenue) in the second quarter of 1999, as compared with approximately $2.3 million (4.1% of revenue) in 1998. The increase for the six months ended June 30, 1999 includes approximately $600,000 related to an employment agreement buyout of a former managing director. Operating costs in the first half of 1999 are also higher as a percentage of revenue due to the increase in overhead incurred related to expanding into California, and the start-up of our new Meritage Division in Phoenix, Arizona.

     OTHER INCOME

     The increase in other income for the three and six month periods ended June 30, 1999, primarily is due to management fees earned by the California division and an increase in revenue from the mortgage operations in Texas.

     RESIDUAL INTEREST AND REAL ESTATE LOAN INTEREST INCOME

     In the second quarter of 1998, the remainder of our mortgage security portfolio was sold for a gain of approximately $2.0 million. There will be no residual interest or real estate loan interest income in 1999.

     INCOME TAXES

     The increase in income taxes to $3.8 million for the quarter ended June 30, 1999 from $546,000 in the prior year's period resulted from a higher effective tax rate in the current year due to the utilization of the net operating loss ("NOL") carryforward for accounting purposes in 1998. In future periods we expect to have an effective tax rate approximating the statutory federal and state tax rates as our NOL carryforward is used or expires.

     SALES CONTRACTS

     Sales contracts for any period represent the number of homes ordered by customers (net of cancellations) multiplied by the average sales price per unit ordered. Comparative 1999 and 1998 sales contracts follow (dollars in thousands):

                     QUARTER ENDED JUNE 30,  DOLLAR/UNIT  PERCENTAGE  SIX MONTHS ENDED JUNE 30,  DOLLAR/UNIT  PERCENTAGE
                      -------------------     INCREASE     INCREASE     -------------------        INCREASE    INCREASE
                        1999       1998      (DECREASE)   (DECREASE)      1999       1997         (DECREASE)  (DECREASE)
                      --------   --------     --------     --------     --------   --------       --------    --------
TOTAL
Dollars               $ 92,304   $ 74,158     $ 18,146       24.5%      $191,722   $160,141       $ 31,581      19.7%
Units ordered              495        382          113       29.6%         1,050        887            163      18.4%
Average sales price   $  186.5   $  194.1     $   (7.6)      (3.9)%     $  182.6   $  180.5       $    2.1       1.2%

                                      S-10

TEXAS
Dollars               $ 53,285   $ 39,686     $ 13,599       34.3%      $116,967   $ 98,446       $ 18,521      18.8%
Units ordered              346        275           71       25.8%           777        700             77      11.0%
Average sales price   $  154.0   $  144.3     $    9.7        6.7%      $  150.5   $  140.6       $    9.9       7.0%

ARIZONA
Dollars               $ 26,249   $ 34,472     $ (8,223)      (23.9)%    $ 53,595   $ 61,695       $ (8,100)     (13.1)%
Units ordered              113        107            6        5.6%           212        187           25.0      13.4%
Average sales price   $  232.3   $  322.2     $  (89.9)      (27.9)%    $  252.8      329.9       $  (77.1)     (23.4)%

CALIFORNIA
Dollars               $ 12,770        N/A          N/A        N/A       $ 21,160        N/A            N/A       N/A
Units Ordered               36        N/A          N/A        N/A             61        N/A            N/A       N/A
Average sales price   $  354.7        N/A          N/A        N/A       $  346.9        N/A            N/A       N/A

     We do not include sales contingent upon the sale of a customer's existing home as a sales contract until the contingency is removed. Historically, we have experienced a cancellation rate of less than 20% of gross sales. Total sales contracts increased in 1999 compared to 1998 due mainly to the expansion into California and the economic strength of all of our operating markets, particularly Texas. Average sales prices in Arizona are decreasing as the percentage of lower-priced homes sold by our new Meritage Homes of Arizona division increases.

     NET SALES BACKLOG

     Backlog represents net sales contracts that have not closed. Comparative 1999 and 1998 net sales backlog follows (dollars in thousands):

                                      AT JUNE 30,        DOLLAR/UNIT
                                  --------------------    INCREASE   PERCENTAGE
                                    1999        1998     (DECREASE)  (DECREASE)
                                  --------    --------    --------    --------
TOTAL
  Dollars                         $219,355    $166,982    $ 52,373          31%
  Units in backlog                   1,107         831         276          33%
  Average sales price             $  198.2    $  200.9    $   (2.7)         (1)%

TEXAS
  Dollars                         $123,999    $ 81,617    $ 42,382          52%
  Units in backlog                     805         578         227          39%
  Average sales price             $  154.0    $  141.2    $   12.8           9%

ARIZONA
  Dollars                         $ 77,933    $ 85,365    $ (7,432)         (9)%
  Units in backlog                     251         253          (2)         (1)%
  Average sales price             $  310.5    $  337.4    $  (26.9)         (8)%

CALIFORNIA
   Dollars                        $ 17,423         N/A         N/A         N/A
   Units in backlog                     51         N/A         N/A         N/A
   Average sales price            $  341.6         N/A         N/A         N/A


     Total dollar backlog at June 30, 1999 increased 31% over the prior 1998 period due to a corresponding increase in units in backlog. Units in backlog at June 30, 1999 increased 33% over the same period in the prior year due to the increase in net orders caused by expansion into California and strong housing markets in which we operate. The average sales price of homes in backlog in Arizona is decreasing as the percentage of lower-priced homes sold by our new Meritage Homes of Arizona division increases.

     LIQUIDITY AND CAPITAL RESOURCES

     Our principal uses of working capital are land purchases, lot development and home construction. We use a combination of borrowings and funds generated by operations to meet our working capital requirements.

     At June 30, 1999 we had short-term secured revolving construction loan facilities totaling $130 million and had $24.5 million in acquisition and development facilities, of which approximately $48.4 and $8.3 million were outstanding, respectively. An additional $14.6 million of unborrowed funds supported by approved collateral were available under our credit facilities at that date. We also have $15 million outstanding in unsecured, senior subordinated notes due September 15, 2005, which were issued in October 1998.

     Management believes that the current borrowing capacity, cash on hand at June 30, 1999 and anticipated cash flows from operations are sufficient to meet our liquidity needs for the foreseeable future. There is no assurance, however, that future amounts available from our sources of liquidity will be sufficient to meet future capital needs. The amount and types of indebtedness that we incur may be limited by the terms of the indenture governing our senior subordinated notes and by the covenants and other terms of our credit agreements.

     YEAR 2000 COMPLIANCE

     The year 2000 presents potential concerns for business computing due to calculation problems from the use of a two-digit format as the year changes from 1999 to 2000. The problem affects certain computer software, hardware, and other systems containing processors and embedded chips. Consequently, information technology ("IT") systems and non-IT systems (collectively, "business systems") may not be able to accurately process certain transactions before, during, or after January 1, 2000. As a result, business and governmental agencies are at risk for potential disruption from business systems malfunctions or failures. This is commonly referred to as the Year 2000 ("Y2K") issue. We could be impacted by failures of our own business systems as well as those of our suppliers and business partners, and we have implemented our Y2K compliance program that consisted of business systems identification, testing and remediation, assessments of critical suppliers, and contingency planning.

     The compliance program's first component was the identification of our business systems for purposes of evaluating which systems are Y2K compliant and which will be replaced or remediated. This phase is complete.

     The second part of the program is the evaluation and replacement or remediation of our business systems that are not Y2K compliant. We have converted to new versions of substantially all of our homebuilding database systems and our replacement or remediation program is substantially complete.

     We have identified critical suppliers and business partners ("key business partners") and we are taking steps to determine their Y2K readiness. These steps include interviews and other types of inquiries. Because of the number of business systems used by key business partners and the varying levels of Y2K readiness, it is difficult to assess the likelihood and impact of a malfunction due to this issue. We are not currently aware of any business relationships with key business partners that we believe will likely result in a significant disruption of our business. However, a Y2K failure could occur and have an adverse impact on us. Management currently believes that our greatest risk is with suppliers, banking and financial institutions, and suppliers of telecommunications services, all of which are operating within the United States. Potential consequences of Meritage or its key business partners having business systems that are not Y2K compliant include delays in receiving homebuilding components and supplies.

     Concurrent with the remediation and evaluation of our business systems and those of our key business partners, we have developed contingency plans to decrease the risks that could occur in the event of a Y2K related business disruption. Contingency plans include increasing the level of homebuilding components, securing additional financing or other actions management deems advisable. Estimated costs associated with developing and implementing contingency measures are expected to be minimal.

     The remediation and testing of our business systems has cost approximately $160,000. These costs have been expensed in the period incurred and funded through cash flows from operations. The future financial impact is not expected to be material to our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We do not trade in derivative financial instruments and at June 30, 1999 had no significant derivative financial instruments. We do have other financial instruments in the form of notes payable and senior debt, which are at fixed interest rates. Our lines of credit and credit facilities are at variable interest rates and are subject to market risk in the form of interest rate fluctuations.

Prospectus

                              MERITAGE CORPORATION

                          92,924 Shares of Common Stock

Meritage Corporation
6613 North Scottsdale Rd., Suite 200
Scottsdale, Arizona 85250
(480) 998-8700

We design, construct and sell single family homes ranging from entry-level to semi-custom luxury homes in three large and growing Sunbelt states; Arizona, Texas and California. We have recently undergone significant growth and at December 31, 1998, were actively selling homes in 36 communities. We pursue a strategy of diversifying our product mix and the geographic scope of our operations. The trading symbol for our common stock on the NYSE is "MTH." The warrants are not listed on any exchange or on NASDAQ and we do not expect any of these warrants to officially trade in any public market.

     *    Meritage Corporation was formerly known as Monterey Homes Corporation.

     * This prospectus relates to the offering by Meritage of shares of our common stock upon exercise of 76,994 outstanding warrants. Specific terms of these warrants are set forth in a warrant agreement and certain provisions are highlighted in this prospectus.

     * The exercise of outstanding warrants will amount to the ultimate purchase of up to 92,924 shares of Meritage common stock (subject to adjustment.)

     * Each warrant is exercisable for the purchase of 1.2069 shares of our common stock at an exercise price of $4.0634 per warrant.

     * We will not receive any of the proceeds upon the sale of the shares upon future exercise of these warrants.

     * The warrants are currently exercisable at any time from now until October 15, 2001, or earlier in certain events.

              ----------------------------------------------------

This investment involves a high degree of risk. Before making an investment in our securities, you should carefully consider certain risks described in "Risk Factors" beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

               -------------------------------------------------

                                  July 28, 1999

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----

ABOUT THIS PROSPECTUS.......................................................2
WHERE YOU CAN FIND MORE INFORMATION.........................................3
SPECIAL NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS................4
PROSPECTUS SUMMARY..........................................................5
RISK FACTORS................................................................8
USE OF PROCEEDS............................................................13
THE MERGER BETWEEN HOMEPLEX AND MONTEREY...................................13
THE LEGACY COMBINATION.....................................................15
EMPLOYMENT AND OPTION AGREEMENTS...........................................15
SELECTED FINANCIAL AND OPERATING DATA......................................19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS......................................20
BUSINESS OF MERITAGE.......................................................26
DESCRIPTION OF CAPITAL STOCK...............................................38
PRICE OF COMMON STOCK AND DIVIDEND POLICY..................................44
LEGAL MATTERS..............................................................45
EXPERTS  ..................................................................45
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS................................F-1

         Prospective investors should rely only on information contained or referred to in this prospectus. We have not authorized anyone, including any underwriter, dealer or agent, to provide you with any information other than what is contained in this prospectus. This prospectus is not an offer for any securities other than those specifically referred to in this document. We are not making an offer of these securities in any state where the offer is not permitted. The information in this prospectus is complete and accurate as of its date.

                              ABOUT THIS PROSPECTUS

         This prospectus relates to the offering from time to time by Meritage Corporation, a Maryland corporation, of up to 92,924 shares of our common stock, par value $.01 per share, upon exercise of warrants (163,421 shares were previously offered upon the exercise of 135,404 warrants). The warrants were assumed by us in connection with the merger, effective December 31, 1996, of the homebuilding operations of various entities under the Monterey Homes name (collectively, "Monterey") with and into Homeplex Mortgage Investments Corporation, a Maryland corporation ("Homeplex"). The warrants were originally issued by Monterey. Homeplex survived the merger and changed its name to Monterey Homes Corporation. See "The Merger between Homeplex and Monterey." On September 16, 1998, Monterey Homes Corporation changed its name to Meritage Corporation. Any reference in this prospectus to "we," "our," or "Meritage" is meant to refer to Meritage. The number of shares obtainable upon exercise of the warrants is subject to change under certain antidilution provisions. The warrants became exercisable on the effective date of the merger and will continue to be exercisable at any time on or before October 15, 2001, or earlier upon the dissolution, liquidation or winding up of Meritage. Each warrant may be exercised for the purchase of 1.2069 shares of Meritage common stock at an exercise price of $4.0634 per warrant. See "The Merger between Homeplex and Monterey - Consideration for the Merger" and "Description of Capital Stock."

         Meritage will not receive any of the proceeds from the exercise of the warrants. William W. Cleverly and Steven J. Hilton (the "Monterey Stockholders") have received proceeds of $550,202 upon exercise of 135,404 warrants and will receive additional proceeds of $312,857 if all of the remaining 76,994 warrants are exercised. See "Prospectus Summary," "Use of Proceeds" and "The Merger between Homeplex and Monterey - Consideration for the Merger." The cost of registering the shares is being borne by Meritage.

         Our common stock is traded on the NYSE under the symbol "MTH." On April 26, 1999, the closing sale price for the common stock as reported by the NYSE was $12.625 per share. See "Price of Common Stock and Dividend Policy."

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the Securities and Exchange Commission ("SEC") post-effective amendment no. 4 to the registration statement on Form S-4 (together with all amendments and exhibits, the "registration statement") under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement because certain parts are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the offering described in this prospectus, reference is made to the entire registration statement.

         We file annual, quarterly and current reports, proxy statements, and other information with the SEC. The documents we have filed with the SEC may be inspected and copied at the SEC's public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials can be obtained from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and can also be obtained electronically through the SEC's Electronic Data Gathering, Analysis and Retrieval System at the SEC's internet web site (http://www.sec.gov). Our common stock is listed on the NYSE and copies of the registration statement and of our reports, proxy statements, and other information can also be inspected at the offices of the NYSE at 20 Broad Street, 17th Floor, New York, New York 10005.

                        SPECIAL NOTE OF CAUTION REGARDING
                           FORWARD-LOOKING STATEMENTS

         Certain statements in this prospectus, including those under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business of Meritage" may constitute "forward-looking statements" within the meaning of federal securities laws. Forward-looking statements are based on our management's beliefs, assumptions, and expectations of our future economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve many risks and uncertainties that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from our expectations are:

     * The strength and competitive pricing environment of the single-family housing market;

     * Changes in the availability and pricing of residential mortgages, including changes in interest rates;

     *    Changes in the availability and pricing of real estate in our markets;

     *    Changes in demand for our homes;

     *    Changes in the economy;

     *    The success of our marketing and promotional campaigns;

     * Our ability to successfully integrate our operations with the operations of any companies we may acquire;

     * The degree, nature, and intensity of competition with other homebuilders; and

     * Other factors described in this prospectus or the documents we file with the SEC.

         When used in our documents or other presentations, the words "anticipate," "believe," "estimate," "expect," "objective," "projection," "forecast," "goal" or similar words may identify forward-looking statements. We qualify these forward-looking statements entirely by the cautionary factors provided above and elsewhere in this prospectus. Any forward-looking statements speak only as of the date of this prospectus, and we do not intend to update or revise these statements when changes occur after this date.

                               PROSPECTUS SUMMARY

         The following summary contains basic information about Meritage and this offering. It may not contain all the information that is important to you. We urge you to read the entire prospectus, including the risk factors and financial statements, to find more detailed information.

OUR COMPANY

         We design, build and sell single family homes in Arizona, Texas and California. We build move-up and semi-custom, luxury homes and operate in the Phoenix and Tucson, Arizona, Dallas/Fort Worth, Austin and Houston, Texas, and San Francisco and Sacramento, California metropolitan areas. We have undergone significant growth in recent periods and are pursuing a strategy of diversifying the geographic scope of our operations.

         We were originally formed as a real estate investment trust ("REIT") under the name of Homeplex Mortgage Investments Corporation. Homeplex invested in mortgage-related assets and selected real estate loans. On December 31, 1996, we acquired, by merger between Homeplex and Monterey, the homebuilding operations of various entities under the Monterey Homes name, which had been a homebuilder in Arizona for over 10 years. We essentially discontinued our mortgage-related operations to focus principally on the business of homebuilding and changed our name to Monterey Homes Corporation. Following the merger, the management of Monterey assumed effective management control of the combined entity.

         As part of our strategy to diversify our homebuilding operations, on July 1, 1997, we combined with Legacy Homes, a group of entities with homebuilding operations in Texas. In business in the Texas market since 1987, Legacy designs, builds, and sells entry-level and move-up homes. In connection with the acquisition, John R. Landon, the founder and Chief Executive Officer of the Legacy Homes entities, joined senior management and the Board of Directors of Meritage, and continues to oversee the operations of Legacy Homes.

         In July 1998, we acquired Sterling Communities and related companies, a homebuilder in northern California operating primarily in the San Francisco Bay and Sacramento areas. We have continued Sterling's operations under the name Meritage Homes of Northern California. Sterling builds and designs quality first and second-time move-up homes. In connection with the acquisition, Steve Hafener, an officer and director of Sterling, joined Meritage as Vice President and Division Manager of our northern California operations.

         In September 1998, we changed our corporate name to Meritage Corporation. Monterey Homes is used as our primary brand name in Arizona, with the Meritage Homes name being used for our newly established lower priced division in the Phoenix area. Legacy Homes is the brand name for our homes in the Texas markets and Meritage Homes of Northern California is our brand name in our northern California markets.

         As a result of losses from our operations as a REIT, we had net operating loss carryforwards for federal income tax purposes of approximately $12.5 million at December 31, 1998. Accordingly, we paid limited income taxes in 1998.

         We are a Maryland corporation with our headquarters in Scottsdale, Arizona. Our principal executive offices are located at 6613 North Scottsdale Road, Suite 200, Scottsdale, Arizona 85250, and our telephone number is (480) 998-8700.

         In connection with the merger between Homeplex and Monterey, we effected, and all share information herein reflects, a one-for-three reverse stock split.

         For additional information concerning our business, see "Business of Meritage," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements (including the notes to the financial statements) included at the back of this prospectus.

THE OFFERING

Securities Offered.........  92,924 shares of common stock of Meritage, subject to adjustment under certain antidilution provisions under the documents governing the warrants. The shares are equal to approximately 1.7% of the outstanding common stock of Meritage (as of April 26, 1999), after giving effect to the exercise of the warrants, but not to the exercise or conversion of any other stock options, convertible securities, or warrants.

Transfer Restrictions......  Certain transfer restrictions apply to the ownership of our common stock and will also applies to the ownership of the warrants. See "Description of Capital Stock" and "Business of Meritage - NOL Carryforward" for a description of these restrictions.

Warrants Outstanding.......  76,994 warrants are outstanding.

Common Stock Outstanding...  As of April 26, 1999, 5,425,830 shares of our common stock were outstanding.

Use of Proceeds............  We will not receive any proceeds from sale of the shares upon exercise of the warrants. Upon the exercise of warrants, we will remit the exercise price of $4.0634 per warrant (subject to adjustment), or total gross proceeds of approximately $312,857 if all of the remaining warrants are exercised, to Messrs. William W. Cleverly and Steven J. Hilton. See "Use of Proceeds" and "The Merger between Homeplex and Monterey."

DESCRIPTION OF WARRANTS

  Expiration of Warrants...  October 15, 2001 or earlier upon the dissolution, liquidation, or winding up of our operations (the "Expiration Date").

  Exercise.................  Each warrant entitles the holder to purchase 1.2069 shares of common stock for $4.0634 (subject to adjustment). The warrants may be exercised at any time on or prior to the Expiration Date.

  Adjustments..............  The number of shares of common stock for which a warrant is exercisable and the purchase price provided in the warrant are subject to adjustment from time to time upon certain events, including certain issuances of our stock, options, or other securities, liquidating distributions, and certain subdivisions, combinations, and reclassifications of our common stock. A warrant does not entitle the holder to receive any dividends paid on common stock.

         For additional information concerning the warrants and the shares issuable upon exercise of the warrants, see "The Merger between Homeplex and Monterey - Consideration for the Merger" and "Description of Capital Stock."

                                  RISK FACTORS

         Our future operating results and financial condition depend on our ability to successfully design, develop, construct and sell homes that satisfy dynamic customer demand patterns. Inherent in this process are a number of factors that we must successfully manage to achieve favorable future operating results and financial condition. The value of our securities, including our common stock and the warrants, could be affected by these and other risk factors. Potential risks and uncertainties that could affect our operating results and financial condition and the value of our common stock and the warrants include the factors discussed below.

FACTORS RELATING TO FUTURE STOCK PERFORMANCE

         In addition to the industry and business factors described below, other factors may affect the value or future market prices of our common stock and the warrants, including the following:

TRANSFER OF OUR SECURITIES IS RESTRICTED AND THE OWNERSHIP LEVELS OF OUR DIRECTORS AND OFFICERS COULD LIMIT THE VOTING RIGHTS OF OTHER INVESTORS AND NEGATIVELY IMPACT OUR SECURITIES PRICES

         In order to preserve our net operating loss carryforwards, our charter does not allow:

     * anyone to transfer Meritage securities if the effect would be to make any person or group the owner of 4.9% or more of our outstanding shares of common stock, or

     * an increase in the ownership position of any person or group that already owns 4.9% or more of our outstanding shares.

         The above restrictions apply to the shares of common stock issuable upon exercise of the warrants and to the warrants, and ownership of our common stock would be included with ownership of warrants otherwise held by the same person to determine if the allowable ownership percentage is exceeded. In addition, our current directors and officers beneficially hold approximately 51% of our outstanding common stock (assuming exercise of certain options and warrants held by them). The above charter provisions, coupled with the level of ownership by our current directors and officers, could delay or prevent a future change of control of Meritage, which could depress our stock price.

OUR STOCK PRICE MAY BE VOLATILE

         The market price of our common stock could be subject to significant fluctuations in response to certain factors, such as variations in anticipated or actual results of our operations or that of other home building companies, changes in conditions affecting the general economy or the local economies where our operations are located, widespread industry trends and securities analysts' reports, as well as other factors unrelated to our actual operating results or financial condition.

INDUSTRY AND BUSINESS FACTORS

         We face certain risks relating to our industry. While some may affect all industry participants, we believe each should be understood before investing in our securities. These industry risks include:

     *    market cycles;
     *    competition;
     *    interest rates and mortgage financing conditions;
     *    tax treatment;
     *    extent of geographic diversification; and
     *    extent of expansion opportunities.

         These factors are described in more detail below.

ECONOMIC CYCLES AND CHANGING CONSUMER PREFERENCES MAY ADVERSELY AFFECT OUR PERFORMANCE OR FINANCIAL CONDITION

         The homebuilding industry is cyclical and is affected by numerous factors, including general and local economic factors and consumer demand and demographic trends. These factors dictate the strength of our markets and consequently can impact our operating results and the value of our securities. There can be no assurance that we will be able to compete successfully against other homebuilders in our current markets in more competitive business environments.

COMPETITION IS INTENSE IN THE HOMEBUILDING INDUSTRY AND MAY ADVERSELY IMPACT OUR OPERATING RESULTS

         The single-family residential housing industry is highly competitive. Homebuilders vie for desirable properties, financing, raw materials, and skilled labor. We compete for residential home sales with other developers and individual resales of existing homes. Competitors include large home building companies, some of which have greater financial resources than Meritage, and smaller homebuilders, who may have lower operating costs. Competition is expected to continue and become more intense, and there may be new entrants in the markets in which we currently operate and in markets that we may enter in the future.

OUR QUARTERLY  OPERATING  RESULTS MAY  FLUCTUATE AND ADVERSELY  AFFECT OUR STOCK
PRICE

         We have historically experienced, and expect to continue to experience, variability in home sales and net earnings on a quarterly basis. As a result of this variability, our historical performance may not be a meaningful indication of future results. Factors that contribute to this variability include:

     *    timing of home deliveries and land sales;
     * our ability to continue to acquire land and options to acquire land on acceptable terms;
     * conditions of the real estate market, the general economy and the local and regional economies where we operate;
     *    the cyclical nature of the homebuilding industry;
     *    costs or shortages of materials and labor; and
     * delays in construction schedules due to strikes, adverse weather, acts of God, the availability of subcontractors and governmental restrictions.

INTEREST RATES AND MORTGAGE FINANCING CONDITIONS AFFECT THE DEMAND FOR OUR HOMES AND COULD NEGATIVELY IMPACT OUR BUSINESS

         We believe that many of our move-up and luxury home customers have been less sensitive to interest rate fluctuation and mortgage financing requirements than some other homebuyers. However, many purchasers of our homes finance their acquisition through third-party lenders providing mortgage financing. In general, housing demand is adversely affected by increases in interest rates, housing costs, and the availability of mortgage financing. If mortgage interest rates increase or financing conditions change, the ability of prospective buyers to finance home purchases may consequently be adversely affected, and our home sales, gross margins and net income may be adversely impacted. Such adverse impact may be material to our operating results. Our homebuilding activities depend upon the availability and costs of mortgage financing for buyers of homes owned by potential customers as many of our customers, particularly move-up buyers, need to sell their original homes in order to purchase one of ours. Any limitations or restrictions on the availability of such financing could adversely affect home sales.

INCOME TAX CHANGES REDUCING HOMEOWNER TAX BENEFITS COULD DECREASE DEMAND FOR OUR HOMES AND ADVERSELY AFFECT OUR BUSINESS

         Changes in federal income tax laws may also affect demand for new homes. Various publicly discussed proposals propose to limit mortgage interest deductions and eliminate or limit tax-free rollover treatment. Enactment of such proposals may have an adverse effect on the homebuilding industry in general, and on demand for our products in particular. No prediction can be made whether any such proposals will be enacted and, if enacted, the particular form such laws would take.

OUR LACK OF GEOGRAPHIC DIVERSIFICATION MAKES US VULNERABLE TO LOCAL ECONOMIES

         We operate in seven metropolitan areas in Arizona, Texas, and California. Lack of geographic diversification could have an adverse impact on our operations and the value of our securities if our homebuilding markets stagnate or decline, for there may not be a balancing opportunity in a healthier market in other geographic regions. While we may continue to expand geographically, we nevertheless are exposed to the risk that our current markets may weaken and be unable to support our expansion.

OUR SUCCESS MAY DEPEND ON OUR EXPANSION OPPORTUNITIES AND THE INABILITY TO EXPAND MAY ADVERSELY AFFECT OUR BUSINESS

         We recently concluded significant expansions into the Texas and northern California markets. We may continue to consider growth in other areas of the country. The magnitude, timing, and nature of any future expansion will depend on a number of factors, including:

     *    suitable acquisition candidates;
     *    the negotiation of acceptable terms;
     *    our financial capabilities; and
     *    general economic and business conditions.

         New acquisitions may result in the incurrence of additional debt and/or amortization of expenses related to goodwill and intangible assets. This additional debt and/or amortization could adversely affect our profitability or result in potentially dilutive issuances of our equity securities. Acquisitions also involve numerous risks, including difficulties in the assimilation of the acquired company's operations, the diversion of management's attention from other business concerns, risks of entering markets in which we have had no or only limited experience, and the potential loss of key employees of the acquired company. There can be no assurance that we will be able to expand into new markets on a profitable basis or that we can successfully manage our expansion into Texas, northern California, or any additional markets.

WE ARE DEPENDENT ON EXTERNAL FINANCING TO FUND OUR OPERATIONS

         The homebuilding industry is capital intensive and requires significant up-front expenditures to acquire land and begin development. Accordingly, we incur substantial indebtedness to finance our homebuilding activities. At December 31, 1998, our debt totaled approximately $37 million. We may be required to seek additional capital in the form of equity or debt financing from a variety of potential sources, including bank financing and securities offerings. Also, lenders are increasingly requiring developers to invest significant amounts of equity in a project both in connection with origination of new loans as well as the extension of existing loans. If we cannot obtain sufficient capital to fund our planned capital or other expenditures, new projects may be delayed or abandoned, which could result in a reduction in home sales and may adversely affect operating results. There is no assurance that additional debt or equity financing will be available in the future or on acceptable terms.

         The terms and conditions of our current indebtedness limit the amount and types of indebtedness that we can incur. We must comply with numerous operating and financial maintenance covenants and there is no assurance that we will be able to maintain compliance with these financial and other covenants. Failure to comply with the covenants would result in default and resulting cross defaults under our other indebtedness, and could result in an acceleration of all indebtedness, which would have a material adverse affect on us.

REAL ESTATE VALUE FLUCTUATIONS MAY ADVERSELY AFFECT OUR OPERATIONS AND FINANCIAL CONDITION

         The homebuilding industry is subject to significant volatility and fluctuations in real estate values. This volatility has been evident in cyclical real estate price changes which have occurred in Arizona, Texas, and California. Although we believe that our projects are currently reflected on our balance sheet at appropriate values, we may have to write-down some or all of our projects if market conditions deteriorate. These write-downs may materially adversely affect our operations and the value of our securities. In addition, these write-downs could cause us to default on current debt obligations.

GOVERNMENT REGULATIONS AND ENVIRONMENTAL CONDITIONS MAY INCREASE OUR COSTS AND ADVERSELY AFFECT OUR BUSINESS

         We are subject to many local, state, and federal laws and regulations governing certain developmental matters, as well as building and site design. We are also subject to various fees and charges of governmental authorities designed to defray the cost of providing certain governmental services and improvements. We may become subject to additional costs and delays or may be precluded entirely from developing communities due to building moratoriums, "slow growth" or "no growth" initiatives, building permit ordinances, or similar governmental regulations that could be implemented in the future. Because most of our current land is entitled, construction moratoriums generally would only adversely affect us due to health, safety, welfare or environmental concerns. We must also obtain licenses, permits, and approvals from government agencies to engage in certain activities, the granting or receipt of which are beyond our control.

         Meritage and its competitors are also subject to a variety of local, state, and federal statutes, ordinances, rules, and regulations concerning the protection of health and the environment. Environmental laws or permit restrictions may result in project delays, may cause substantial compliance and other costs, and may prohibit or severely restrict development in certain environmentally sensitive regions or areas. Environmental regulations may also have an adverse impact on the availability and price of certain raw materials, such as lumber.

WE COULD LOSE A MEMBER OF OUR SENIOR MANAGEMENT TEAM, WHICH COULD NEGATIVELY IMPACT OUR OPERATIONS

         Our success is largely dependent on the continuing services of certain key persons, including Steven J. Hilton and John R. Landon, and the ability to attract new personnel required to continue our development. We have entered into employment agreements with Messrs. Hilton and Landon. Loss of the services of these two officers, or certain other key personnel, could have a material adverse affect on our operations and the value of our securities.

WE ARE DEPENDENT ON SUBCONTRACTORS AND THE FAILURE TO SECURE SATISFACTORY SUBCONTRACTORS COULD ADVERSELY AFFECT OUR BUSINESS

         We act only as a general contractor in the design, development, and construction of our communities. Virtually all architectural and construction work is performed by subcontractors. As a consequence, we are dependent upon the continued availability and satisfactory performance of unaffiliated third parties. We may not be able to secure satisfactory subcontractors in the future. Failure to secure satisfactory subcontractors would have a material adverse affect on our operations.

WE MAY BE SUBJECT TO INCREASED TAXES RELATING TO THE AVAILABILITY OF OUR NET OPERATING LOSS CARRYFORWARD

         As of December 31, 1998, our net operating loss carryforward (the "NOL Carryforward") was approximately $12.5 million. Our ability to use the NOL Carryforward to offset future taxable income would be substantially limited under federal tax laws if an "ownership change," within the meaning of those laws, has occurred or occurs with respect to us before expiration of the NOL Carryforward. We believe that there was not an "ownership change" of us prior to the effective date of the merger between Homeplex and Monterey, the merger did not cause an "ownership change," and the Legacy combination did not cause an "ownership change."

         Under the tax laws, we may not be permitted to use the NOL Carryforward to offset taxable income resulting from sales of assets owned by Monterey at the time of the Homeplex merger (or to offset taxable income resulting from sales of certain assets acquired in the Legacy combination) to the extent that the fair market value of such assets at the time of the merger (or at the time of the Legacy combination) exceeded their tax basis as of the relevant date.

         There is no assurance that we will have sufficient earnings in the future to fully utilize the NOL Carryforward prior to expiration. Upon expiration or usage by us of the NOL Carryforward, we will experience more income tax expense than we have experienced in the past due to the historical availability of our NOL Carryforward to offset taxes. This could cause our results of operations to differ from prior periods even if we are able to maintain growth in our revenues and gross earnings.

WE COULD SUFFER YEAR 2000 COMPUTER PROBLEMS THAT COULD INCREASE OUR EXPENSES, SUBJECT US TO LIABILITY AND ADVERSELY AFFECT OUR OPERATIONS OR FINANCIAL CONDITION

         The Year 2000 ("Y2K") issue is the result of computer programs being written using two digits rather than four to define the applicable year. Mistaking "00" for the year 1900 rather than 2000 could result in miscalculations and errors and cause significant business interruptions and costs for us, as well as the government and other companies. We have initiated procedures to identify, evaluate and implement the necessary changes to our computer systems, applications and embedded technologies resulting from the Y2K conversion. We are coordinating these activities with others with whom we have business relationships. We cannot give any assurance that we will achieve full compliance in a timely manner. If we or others experience problems with the Y2K conversion, we could be experience significant business interruptions and expenses and our business and operating results could be materially and adversely affected.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of shares of common stock upon exercise of the warrants. Upon exercise of the warrants and the issuance of the shares, we will remit the exercise price of $4.0634 per warrant, or the aggregate gross proceeds of approximately $312,857 if all of the remaining warrants are exercised, to the Monterey Stockholders.

                    THE MERGER BETWEEN HOMEPLEX AND MONTEREY

         We were initially formed to operate as a REIT, investing in mortgage related assets and selected real estate loans. We suffered significant losses several years ago and determined to try to acquire a home builder that could utilize its cash balances and other assets, as well as maximize our status as a publicly traded entity. On September 13, 1996, we entered into an Agreement and Plan of Reorganization by and among Homeplex, Monterey, and the Monterey Stockholders. On December 31, 1996, Homeplex and Monterey were merged. As a result of the merger, our status as a REIT was terminated, our name was changed to Monterey Homes Corporation and our NYSE ticker symbol was changed to MTH. In addition, a one-for-three reverse stock split of our issued and outstanding common stock was effected. The share information contained in this prospectus reflects the one-for-three reverse stock split. Following the merger, our principal activity has been homebuilding.

CONSIDERATION FOR THE MERGER

         As consideration for the merger, the Monterey Stockholders (who owned all of the common stock of Monterey before the merger) received 1,288,726 shares of our common stock (the "Exchange Shares").

         Before the merger, Monterey had issued and outstanding warrants to purchase 133,334 shares of its common stock (the "Monterey warrants") at an exercise price of $18.75 per share. The Monterey warrants represented approximately 16.5% of the fully diluted capitalization of Monterey (809,259 shares). On the effective date of the merger, the Monterey warrants were converted into the warrants now subject to this prospectus based on a formula that would allow the holders to purchase a number of shares of Meritage common stock determined by multiplying 133,334 by the ratio of (i) the total number of Exchange Shares divided by (ii) 809,259 (the "Warrant Conversion Ratio"). The exercise price of the warrants was adjusted by dividing the exercise price of the Monterey warrants immediately prior to the merger by the Warrant Conversion Ratio. In addition, the exercise price of the warrants was adjusted by a factor designed to compensate for certain distributions made to the Monterey Stockholders prior to the merger. Following completion of audited financials for the year ended December 31, 1996, we established the number of warrants as 212,398. Each warrant was exercisable for the purchase of 1.2069 shares of common stock at an exercise price of $4.0634 per Warrant, or 256,345 shares (including 16.5% of the Contingent Stock discussed below), approximating 16.5% of both the original shares of Homeplex issued in the merger and the Contingent Stock. As of April 26, 1999, 135,404 of the original warrants had been exercised and 76,994 warrants remain outstanding.

         Although all of the Exchange Shares were issued in the names of the Monterey Stockholders, we initially held approximately 16.5%, or 256,345 (including 16.5% of the Contingent Stock discussed below) of the shares issued in the names of the Monterey Stockholders for release to holders of warrants upon their exercise, and we will remit the exercise price paid upon such exercises to the Monterey Stockholders. Upon expiration of unexercised warrants, we will distribute the appropriate amount of remaining Exchange Shares to the Monterey Stockholders. The Monterey Stockholders are entitled to vote the shares issued in their names in the merger but allocated to the warrants, prior to the time the warrants are exercised. Including the shares allocated to the warrants, Mr. Cleverly owns 667,692 shares or 13.7% of the outstanding common stock of Meritage and Mr. Hilton owns 664,359 shares or 13.7% (as of April 26, 1999). If all of the warrants are exercised, Mr. Cleverly would own 621,228 shares or 12.9% of our outstanding common stock and Mr. Hilton would own 617,895 shares or 12.8% of our outstanding common stock (as of April 26, 1999). These numbers exclude the Employment Options and the Contingent Stock described below.

         In addition to the shares of Homeplex issued in the merger, we have reserved for issuance 266,666 shares of common stock, subject to certain contingencies relating to our common stock average trading price thresholds following the merger (the "Contingent Stock"). As of September 5, 1997, each of the common stock trading thresholds had been achieved. Therefore, in January 1998, 88,888 shares of Contingent Stock were issued to the Monterey Stockholders; in January 1999, 88,888 shares were issued to the Monterey Stockholders; and on January 1, 2000 or as soon thereafter as is practicable, the remaining 88,890 shares will be issued to the Meritage Stockholders, but in the case of Mr. Hilton only if he remains employed with Meritage at such time. The employment of Mr. Cleverly with Meritage was terminated effective as of March 18, 1999; however, his termination was considered to be without cause, and it was acknowledged that he was vested in and would be entitled to his portion of the remaining Contingent Stock on the date such shares are to be delivered to him. Mr. Cleverly remains a consultant to Meritage and a member of its Board of Directors.

                             THE LEGACY COMBINATION

         In an effort to further diversify our homebuilding operations, we entered into an Agreement of Purchase and Sale of Assets dated May 29, 1997 with Legacy Homes, Ltd., Legacy Enterprises, Inc., and John and Eleanor Landon, and a related Agreement and Plan of Merger dated June 25, 1997 (collectively, the "combination agreement"), with John and Eleanor Landon, Texas Home Mortgage Corporation, and Monterey Mortgage Acquisition Corp. (collectively, Legacy Homes, Ltd., Legacy Enterprises, Inc. and Texas Home Mortgage Corporation are referred to as "Legacy"). Under the combination agreement, we acquired substantially all of the operations and assets of Legacy, a Texas-based homebuilder with related mortgage brokerage operations. The transaction closed on July 1, 1997. We have contributed these assets to a wholly-owned limited partnership and related entities (collectively, the "Texas Division").

The Legacy Combination Consideration

         The consideration for the Legacy combination consisted of $1,553,004 in cash, 666,667 shares of our common stock and deferred contingent payments for the four years following the close of the transaction (the "Contingent Payments"). In addition, we assumed substantially all of the liabilities of Legacy including indebtedness that was incurred prior to the closing of the transactions to fund distributions to the partners of Legacy Homes that reduced its book value to less than $200,000.

         The Contingent Payments were initially payable for five consecutive earn-out periods following the effective date of the combination. The total of the Contingent Payments was not to exceed $15 million. The Contingent Payments were approximately $2.8 million in 1997 and $7.0 million in 1998, and were paid subsequent to each year-end. Meritage's Board of Directors removed the contingent nature of the remaining $5.2 million in 1999, which will be paid to Mr. Landon in January 2000.

                        EMPLOYMENT AND OPTION AGREEMENTS

         In connection with the Homeplex merger, we entered into an employment agreement and related stock option agreement with Mr. Steven J. Hilton and Mr. William W. Cleverly. Mr. Cleverly resigned from Meritage effective March 18, 1999. In connection with the Legacy combination, we entered into an employment agreement and related stock option agreement with Mr. John R. Landon. These agreements with Mr. Hilton and Mr. Landon are described together below.

         Meritage's employment agreements with each of Mr. Hilton and Mr. Landon provide for an initial base salary of $200,000 per year (increasing by 5% of the prior year's base salary per year) and an annual bonus for 1997 and 1998 equal to the lesser of 4% of Meritage's pre-tax consolidated net income or $200,000. Thereafter, the agreements provide that the bonus percentage payout of consolidated net income will be determined by the Compensation Committee of the Board of Directors. In no event may the bonus paid in any year exceed $200,000 per employee. The Hilton agreement has a term ending December 31, 2001 and the Landon agreement has a term ending June 30, 2001. Messrs. Hilton and Landon serve as Co-Chairmen and Co-Chief Executive Officers of Meritage.

         Under his agreement, if Mr. Hilton voluntarily terminates his employment or is discharged for "cause," Meritage has no further obligation to pay him salary or bonus. If Mr. Hilton is terminated during the term of his agreement without "cause", Meritage will be obligated to pay him his then current annual salary through the term of the agreement. If Mr. Hilton is terminated as a result of his death or permanent disability, Meritage will be obligated to pay him his current annual salary for six months after termination, plus a pro rated bonus.

         Under his agreement, if Mr. Landon voluntarily terminates his employment without good reason or is discharged for cause, Meritage has no further obligation to pay him salary or bonus. Meritage will be obligated to pay Mr. Landon his then current base salary through the end of the stated term of employment in the event of termination by Meritage without cause or if Mr. Landon resigns for good reason, or for six months after termination in the event of death or disability and a pro rated bonus.

         "Cause" under the Hilton agreement and the Landon agreement is defined to mean an act or acts of dishonesty constituting a felony and resulting or intended to result directly or indirectly in substantial personal gain or enrichment at the expense of Meritage. "Cause" under the Landon agreement also includes willful disregard of the employee's primary duties to Meritage. "Good Reason" under the Landon agreement is defined to include:

     * assignment of duties inconsistent with the scope of the duties associated with Mr. Landon's titles or positions or which would require Mr. Landon to relocate his principal residence outside the Dallas/Fort Worth, Texas metropolitan area;
     * failure by Meritage to pay any part of the deferred payments due in connection with the Legacy combination agreement;
     * termination of Mr. Landon for cause and it is determined that cause did not exist; or
     * Meritage's failure to make certain working capital arrangements available to the Texas division.

         The agreements with Messrs. Hilton and Landon contain five-year non-compete provisions that restrict them from:

     * engaging in the homebuilding business and, with respect to Mr. Landon, the mortgage brokerage or banking business;

     * recruiting, hiring or discussing employment with any person who is, or within the past six months was, an employee of Meritage;

     * soliciting any customer or supplier of Meritage for a competing business or otherwise attempting to induce any customer or supplier to discontinue its relationship with Meritage; or

     * except solely as a limited partner with no management or operating responsibilities, engaging in the land banking or lot development business.

         The foregoing provisions shall not restrict:

     *    the ownership of less than 5% of a publicly-traded company; or
     * if the employment of either Mr. Hilton or Mr. Landon is terminated under his respective employment agreement, engaging in the custom homebuilding business, or the production homebuilding business outside a 100 mile radius of any Meritage project or outside Northern California, or engaging in the land banking or lot development business. The non-compete provisions survive the termination of the Hilton agreement unless Mr. Hilton is terminated without cause. The non-compete provisions under the Landon agreement survive termination of that agreement unless Mr. Landon is terminated without cause or resigns for good reason.

         The Hilton employment agreement also provides for the grant to Mr. Hilton (and our employment agreement with Mr. Cleverly also provided for the grant to Mr. Cleverly) of options to purchase an aggregate of 166,667 shares of common stock each at an exercise price of $5.25 per share (the "Employment Options"). The Employment Options expire on December 31, 2002 and vest annually over three years in equal increments beginning on the first anniversary of the effective date of the Homeplex merger; provided, however, the Employment Options will vest in full and will be exercisable upon a change of control of Meritage prior to the third anniversary of the effective date of the Homeplex merger. If Mr. Hilton voluntarily terminates his employment with Meritage, his Employment Options will be exercisable for a period of six months following such termination. If Mr. Hilton is terminated without cause, his Employment Options will be immediately vested in full and will be exercisable until December 31, 2002. If Mr. Hilton's employment with Meritage is terminated as a result of death or disability, his Employment Options will be exercisable for a period of one year following such termination. If Meritage terminates Mr. Hilton's employment for Cause, his Employment Options will terminate immediately.

         The Landon employment agreement also provides for the grant to Mr. Landon of an option to purchase an aggregate of 166,667 shares of our common stock at an exercise price of $5.25 per share (the "Landon Employment Option"). The Landon Employment Option is exercisable as follows: 55,555 shares on July 1, 1998, 55,556 shares on July 1, 1999, and 55,556 shares on July 1, 2000;
provided, however, that the Landon Employment Option shall become exercisable in full if there is a change of control of Meritage prior to July 1, 2000. If we discharge Mr. Landon for cause, the Landon Employment Option will terminate immediately. If Mr. Landon voluntarily terminates his employment with us, or if his employment is terminated as a result of his death or disability, then the Landon Employment Option (all 166,667 shares) will be exercisable for a period of six months following such termination. If Mr. Landon is terminated without cause, the Landon Employment Option (all 166,667 shares) will be immediately exercisable until July 1, 2001.

         Effective March 18, 1999, William W. Cleverly, one of the Monterey Shareholders, resigned as a Managing Director of Meritage. Mr. Cleverly will continue to serve on Meritage's Board of Directors and as a consultant to Meritage. In connection with Mr. Cleverly's resignation, Meritage and Mr. Cleverly entered into a separation and consulting agreement (the "separation agreement"). Under the separation agreement, Meritage agreed to buy out Mr. Cleverly's employment agreement for $656,375, an amount equal to his salary through the end of his employment term and his pro-rated bonus through March 31, 1999. Mr. Cleverly also remains entitled to the Contingent Stock he was granted in connection with the merger with Homeplex and to his Employment Options, which contains terms identical to Mr. Hilton's Employment Options described above. The separation was deemed a termination without cause under Mr. Cleverly's employment agreement with Meritage.

         For three years from the effective date of the separation agreement, Mr. Cleverly will consult on Meritage's new product development and other areas agreed upon by the parties. Mr. Cleverly will not be required to spend more than 25 hours per month in his capacity as a consultant to Meritage. The separation agreement contains a non-compete provision which prohibits Mr. Cleverly from competing with Meritage for three years following the effective date. The non-compete provision is subject to various exceptions. In consideration for Mr. Cleverly's covenant not to compete, Meritage will pay Mr. Cleverly $285,000 payable in quarterly installments of $23,750 beginning in June 1999.

         For five years from the effective date of the separation agreement, Meritage will nominate Mr. Cleverly for election to the Meritage Board of Directors, so long as he owns greater than 275,000 shares of Meritage stock or unless he has committed any act that constitutes "cause" as defined in his previous employment agreement (which was identical to Mr. Hilton's described above).

         In connection with the separation agreement, both Mr. Cleverly and Meritage released the other party from any liabilities or obligations either party had or may have against such party in the future, subject to certain exceptions.

                      SELECTED FINANCIAL AND OPERATING DATA

         The following table presents selected historical condensed consolidated financial data of Meritage for each of the years in the five-year period ended December 31, 1998. The data for, and as of the end of, each of the years in the three-year period ended December 31, 1998, are derived from the consolidated financial statements of Meritage, which financial statements have been audited by KPMG LLP, independent certified public accountants. The consolidated financial statements as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, and the report thereon, are included elsewhere in this prospectus. The data for 1995 and 1994 is derived from the consolidated financial statements audited by Ernst & Young LLP, independent auditors. Due to the Homeplex merger and the Legacy combination, our historical results are not indicative of future results.

                     Historical Consolidated Financial Data
                    (In Thousands, Except Per Share Amounts)

                                                            Years Ended December 31,
                                             -------------------------------------------------------
                                               1998(3)     1997(4)      1996       1995       1994
                                             ---------    ---------   --------    -------    -------
Operating Data:
Home sales revenue .......................   $ 255,985    $ 149,385         --         --         --
Cost of home sales .......................    (204,409)    (124,369)        --         --         --
                                             ---------    ---------
  Gross Profit ...........................      51,576       25,016
Earnings from mortgage assets and
  other income (loss) ....................       6,331        5,455    $ 2,244    $ 3,564    $(1,203)
Interest expense .........................        (461)        (165)      (238)      (868)    (1,383)
General, administrative and other expenses     (24,925)     (15,107)    (1,684)    (1,599)    (1,938)
Minority interest in net income of
  consolidated joint ventures ............      (2,021)          --         --         --         --
                                             ---------    ---------    -------    -------    -------

Earnings (loss) before income taxes and
  extraordinary loss .....................      30,500       15,199        322      1,097     (4,524)
Income taxes(1) ..........................      (6,497)        (962)       (26)        --         --
Extraordinary loss(2) ....................          --           --       (149)        --         --
                                             ---------    ---------    -------    -------    -------
  Net earnings (loss) ....................   $  24,003    $  14,237    $   147    $ 1,097    $(4,524)
                                             =========    =========    =======    =======    =======

Earnings (loss) per diluted share before
  effect of extraordinary loss............   $    3.92    $    2.68    $  0.09    $  0.34    $ (1.40)

Extraordinary loss per diluted share......          --           --       (.05)        --         --
                                             ---------    ---------    -------    -------    -------
Diluted earnings (loss) per share.........   $    3.92    $    2.68    $  0.04    $  0.34    $ (1.40)
                                             =========    =========    =======    =======    =======
Cash dividends per share(1)...............         N/A          N/A    $  0.06    $  0.09    $  0.06
                                             =========    =========    =======    =======    =======

                                                                At December 31,
                                             -------------------------------------------------------
                                              1998(3)      1997(4)     1996(5)     1995       1994
                                             ---------    ---------    -------    -------    -------
Balance Sheet Data:
Real estate under development.............   $ 104,759    $  63,955    $35,991         --         --
Residual interests........................          --        1,422      3,909    $ 5,457    $ 7,654
Total assets..............................     152,250       96,633     72,821     27,816     31,150
Notes payable.............................      37,205       22,892     30,542      7,819     11,783
Total liabilities.........................      79,971       50,268     45,876      9,368     13,508
Stockholders' equity......................      72,279       46,365     26,945     18,448     17,642

(1) For any taxable year in which we qualified and elected to be treated as a REIT under federal tax laws, we were not subject to federal income tax on that part of our taxable income that was distributed to stockholders with respect to that year. Regardless of such distributions, however, we may be subject to tax on certain types of income. Due to the merger with Homeplex, we did not qualify as a REIT in 1996, 1997, or 1998. Due to the use of our net operating loss carryforward, we paid limited income taxes during 1997 and 1998.
(2)  Reflects extraordinary loss from early extinguishment of long-term debt.
(3) Includes the accounts of Meritage Homes of Northern California from July 1, 1998, the acquisition date.
(4) Includes the accounts of Legacy Homes from July 1, 1997, the combination date.
(5)  Reflects the merger with Homeplex on December 31, 1996.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1998 COMPARED TO 1997

         The following discussion and analysis provides information regarding the results of operations of Meritage and our subsidiaries for the years ended December 31, 1998 and December 31, 1997. All material balances and transactions between Meritage and our subsidiaries have been eliminated. Total results include those of the Texas operations from July 1, 1997 and of the California operations from July 1, 1998. Texas 1997 results are pro forma in that they are shown for the entire year, even though the Texas operations were not acquired until July 1, 1997. This data is presented for comparative purposes only. In management's opinion, the data reflects all adjustments, consisting of only normal recurring adjustments, necessary to fairly present our financial position and results of operations for the periods presented.

HOME SALES REVENUE

         Home sales revenue is the product of the number of units closed during the period and the average sales price per unit. Comparative 1998 and 1997 housing revenues follow (dollars in thousands):


                                  YEAR ENDED
                                 DECEMBER 31,        DOLLAR/UNIT    PERCENTAGE
                             --------------------      INCREASE      INCREASE
                               1998        1997       (DECREASE)    (DECREASE)
                             --------    --------     ----------    ----------
TOTAL
Dollars....................  $255,985    $149,385     $106,600          71%
Units Closed...............     1,291         644          647         100%
Average Sales Price .......  $  198.3    $  232.0     $  (33.7)        (15%)

ARIZONA
Dollars....................  $105,942    $ 97,922     $  8,020           8%
Units Closed...............       317         284           33          12%
Average Sales Price .......  $  334.2    $  344.8     $  (10.6)         (3%)

TEXAS(1)
Dollars....................  $130,860    $ 91,190     $ 39,670          44%
Units Closed...............       932         633          299          47%
Average Sales Price .......  $  140.4    $  144.1     $   (3.7)         (3%)

CALIFORNIA
Dollars....................  $ 19,183         N/A          N/A         N/A
Units Closed...............        42         N/A          N/A         N/A
Average Sales Price .......  $  456.7         N/A          N/A         N/A

----------
(1) Full year 1997 Texas information includes pre-combination results and is for comparative purposes only.

         The increase in revenues and number of units closed in 1998 compared to 1997 resulted mainly from the inclusion of the Texas operations for the full year. The lower average sales price in 1998 is also due to sales in the Texas market, where we focus on entry-level and move-up home sales.

GROSS PROFIT

         Gross profit equals home sales revenue, net of housing cost of sales, which include developed lot costs, unit construction costs, amortization of common community costs (such as the cost of model complexes and architectural, legal and zoning costs), interest, sales tax, warranty, construction overhead and closing costs. Comparative 1998 and 1997 housing gross profit follows (dollars in thousands):

                                                          DOLLAR/
                               YEAR ENDED DECEMBER 31,   PERCENTAGE   PERCENTAGE
                                  1998      1997          INCREASE     INCREASE
                                -------    -------        --------    ----------

Dollars........................ $51,576    $25,016        $26,560        106%
Percent of housing revenues....    20.1%      16.7%           3.4%        20%

         The dollar increase in gross profit for the twelve months ended December 31, 1998 is attributable to the increase in number of units closed due to the inclusion of Texas operations for the full year, along with increased closings in highly profitable Arizona communities. The gross profit margin increased in 1998 due to generally higher margins in Texas, the addition of the California operations in the last half of the year and an increase in sales of more profitable custom options and upgrades with respect to Arizona home closings.

RESIDUAL INTEREST AND REAL ESTATE LOAN INTEREST INCOME

         The increase in residual interest and real estate loan interest income primarily is due to gains from the sales of our remaining mortgage securities in 1998. These gains exceeded 1997 gains from residual sales by approximately $2.1 Million. The increase was somewhat offset by decreased residual interest earned in 1998.

GENERAL AND ADMINISTRATIVE EXPENSES

         General and administrative expenses were approximately $10.6 Million in 1998, as compared to approximately $6.8 Million in 1997, an increase of 56%. Operating costs associated with the expansions into Texas and California, including the amortization of goodwill, primarily caused the increase.

OTHER INCOME

         The increase in other income primarily is due to the sale of land in Arizona and an increase in interest income on cash accounts and overnight investments. Texas operations were included for the full year in 1998, which also contributed to higher income amounts.

MINORITY INTEREST

         The increase in minority interest in 1998 is due mainly to our acquisition of Sterling Communities, which included two 50% owned limited partnership interests which Meritage controls. We have recorded the minority interest partners' share of net income as an expense. The operations of the limited partnerships were concluded in the fourth quarter of 1998.

INCOME TAXES

         The increase in income taxes to $6.5 Million for the year ended December 31, 1998 from $962,000 in the prior year resulted from a significant increase in pre-tax income and a higher effective tax rate. The lower 1997 effective tax rate was caused by a larger reduction in the valuation allowance applicable to deferred tax assets than occurred in 1998. In future periods we expect to have an effective tax rate approximating the statutory federal and state tax rates.

SALES CONTRACTS

         Sales contracts for any period represent the number of units ordered by customers (net of units canceled) multiplied by the average sales price per unit ordered. Comparative 1998 and 1997 sales contracts follow (dollars in thousands):

                                                         DOLLAR/
                                    YEAR ENDED         PERCENTAGE   PERCENTAGE
                                   DECEMBER 31,         INCREASE     INCREASE
                                1998          1997     (DECREASE)   (DECREASE)
                                ----          ----     ----------   ----------
TOTAL
Dollars.................      $283,746      $157,479    $126,267          80%
Sales contracts.........         1,466           693         773         112%
Average sales price.....       $ 193.5       $ 227.2     $ (33.7)       (15%)

ARIZONA
Dollars.................      $115,375      $112,207     $ 3,168           3%
Units ordered...........           329           332         (3)          --(2)
Average sales price.....       $ 350.7       $ 338.0     $  12.7           4%

TEXAS(1)
Dollars.................      $166,020      $102,261    $ 63,759          62%
Units ordered...........         1,131           740         391          53%
Average sales price.....       $ 146.8       $ 138.2      $  8.6           6%

CALIFORNIA
Dollars.................       $ 2,351           N/A         N/A          N/A
Units ordered...........             6           N/A         N/A          N/A
Average sales price.....        $391.8           N/A         N/A          N/A

----------
(1) Full year 1997 Texas information includes pre-combination results and is for comparative purposes only.

(2)  Represents less than 1%.

         We do not include sales contingent upon the sale of a customer's existing home as a sales contract until the contingency is removed. Historically, we have experienced a cancellation rate of less than 20% of gross sales. Total sales contracts increased in 1998 compared to 1997 due to the expansion into Texas and California, and the economic strength of all of our operating markets.

NET SALES BACKLOG

         Backlog represents net sales contracts that have not closed. Comparative 1998 and 1997 net sales backlog follows (dollars in thousands):

                                     DECEMBER 31,       DOLLAR/UNIT   PERCENTAGE
                                   1998        1997       INCREASE     INCREASE
                                   ----        ----       --------     --------
TOTAL
Dollars.....................     $145,294     $98,963     $ 46,331        47%
Units in backlog............          688         472          216        46%
Average sales price.........      $ 211.2     $ 209.7       $  1.5       --(1)

ARIZONA
Dollars.....................     $ 66,379     $56,945      $ 9,434        17%
Units in backlog............          180         168           12        7%
Average sales price.........      $ 368.8     $ 339.0      $  29.8        9%

TEXAS
Dollars.....................     $ 77,178     $42,018     $ 35,160        84%
Units in backlog............          503         304          199        65%
Average sales price.........      $ 153.4     $ 138.2       $ 15.2        11%

CALIFORNIA
Dollars.....................       $1,737         N/A          N/A        N/A
Units in backlog............            5         N/A          N/A        N/A
Average sales price.........       $347.4         N/A          N/A        N/A

----------
(1)  Represents less than 1%

         Total dollar backlog increased 47% over the prior year due to a corresponding increase in units in backlog. Units in backlog have increased 46% over the prior year due mainly to the increase in net orders caused by expansion into Texas and California.

         Arizona and Texas backlogs have increased due to the number of sales orders taken in 1998, along with slight industry-wide construction delays. These delays caused more closings to be pushed into the following year than usual.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO 1996

         We had net earnings of $14.2 million, or $2.68 per diluted share, for the twelve months ended December 31, 1997 compared to net earnings of $147,000, or $.04 per diluted share, in 1996. The increase was caused by the addition of the homebuilding operations during 1997. Home sales revenue, cost of home sales, and commissions and other sales costs all increased in 1997, reflecting the addition of homebuilding operations in 1997 and the expansion into Texas markets in July 1997. Results for the year ended December 31, 1996 include a $149,000, or $.05 per diluted share, extraordinary loss from the early extinguishment of debt.

         Residual interest and real estate loan interest income was higher in the twelve months ended December 31, 1997 than in the previous year mainly due to the sale of two mortgage securities, which resulted in gains of approximately $3.1 million.

         General and administrative expenses were $6.8 million in 1997 and $1.7 million in 1996. The increase was caused by homebuilding administrative costs, including amortization of goodwill and expenses related to the addition of the Texas division, which were not incurred in 1996.

         The increase in income taxes to $962,000 for the twelve months ended December 31, 1997 from $26,000 in the prior year resulted from a significant increase in 1997 pre-tax earnings. The favorable effective tax rates of 6% in 1997 and 8% in 1996 result from the use of our NOL Carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

         Our principal uses of working capital are land purchases, lot development and home construction. We use a combination of borrowings and funds generated by operations to meet our working capital requirements.

         Cash flow for each Meritage community depends on the status of the development cycle, and can differ substantially from reported earnings. Early stages of development or expansion require significant cash outlays for land acquisitions, plat and other approvals, and construction of model homes, roads, certain utilities, general landscaping and other amenities. Because these costs are capitalized, income reported for financial statement purposes during those early stages may significantly exceed cash flow. Later, cash flow can significantly exceed earnings reported for financial statement purposes, as cost of sales includes charges for substantial amounts of previously expended costs.

         At December 31, 1998 we had short-term secured revolving construction loan facilities totaling $100 million and had $24.5 million in acquisition and development facilities, of which approximately $15.6 and $5.7 million were outstanding, respectively. An additional $22.5 million of unborrowed funds supported by approved collateral were available under our credit facilities at that date. Borrowings under the credit facilities are subject to our inventory collateral position and a number of other conditions, including minimum net worth, debt to equity and debt coverage tests. We also have $15 million outstanding in unsecured, senior subordinated notes due September 15, 2005, which were issued in October 1998.

         Management believes that the current borrowing capacity, cash on hand at December 31, 1998 and anticipated cash flows from operations are sufficient to meet our liquidity needs for the foreseeable future. There is no assurance, however, that future amounts available from our sources of liquidity will be sufficient to meet future capital needs. The amount and types of indebtedness that we incur may be limited by the terms of the indenture governing our senior subordinated notes and the credit agreements.

SEASONALITY

         We have historically closed more units in the second half of our fiscal year than in the first half, due in part to the slightly seasonal nature of the market for our semi-custom luxury and move-up homes. Management expects this seasonal trend to continue, though it may vary as operations continue to expand.

MARKET RISK DISCLOSURE

         We do not trade in derivative financial instruments and at December 31, 1998 we had no significant derivative financial instruments. We do have other financial instruments in the form of notes payable and senior debt, which are at fixed interest rates. Our lines of credit and credit facilities are at variable interest rates and are subject to market risk in the form of interest rate fluctuations.

                              BUSINESS OF MERITAGE

OUR HISTORY

         We design, construct, and sell single family homes ranging from entry-level to semi-custom luxury in three large and growing Sunbelt states:
Arizona, Texas, and California. We have recently undergone significant growth. As of December 31, 1998, we were actively selling homes in 36 communities. We pursue a strategy of diversifying our product mix and the geographic scope of our operations.

         We were originally formed as a REIT under the name of Homeplex Mortgage Investments Corporation. Homeplex invested in mortgage-related assets and selected real estate loans. On December 31, 1996, we acquired by merger the homebuilding operations of various entities under the Monterey Homes name. Following the merger, we focused on the business of homebuilding and changed our name to Monterey Homes Corporation. On July 1, 1997, as part of our strategy to further diversify operations, we combined with Legacy Homes, a group of entities with homebuilding operations in Texas. Legacy has been in business since 1987, and designs, builds, and sells entry-level and move-up homes. In July 1998, we acquired Sterling Communities, a homebuilder in northern California. In September 1998, with shareholder approval, Meritage became our new corporate name.

         As a result of losses from our operations as a REIT through December 31, 1996, we had a NOL Carryforward of $53 million for federal income tax purposes. At December 31, 1998, approximately $12.5 million of the NOL Carryforward remained unused. Accordingly, we currently pay limited income taxes.

BUSINESS STRATEGY

         We seek to distinguish ourself from other production homebuilders and to respond rapidly to changing market conditions through a business strategy focusing on the following:

SUPERIOR DESIGN AND QUALITY

         We believe that we maximize customer satisfaction by offering homes that are built with quality materials and craftsmanship, exhibit distinctive design features, and are situated in premium locations. We believe that we generally offer higher caliber homes in their defined price range or category than those built by our competitors.

PRODUCT BREADTH

         We offer new homes to a wide variety of consumers. In Arizona, our focus is on the luxury market, which is characterized by unique communities and distinctive luxury homes, and the move-up homebuyers' market. Continued expansion into the first and second-time move-up segments of the Arizona market reflects our desire to increase our share of the overall housing market in the Phoenix and Tucson metropolitan areas. In Texas, we target entry-level and move-up buyers, offering homes at prices that reflect the production efficiencies of a high-volume tract builder. In California, the focus is on quality first and second-time move-up homes. This product breadth and geographical diversity helps to reduce our exposure to variable economic cycles.

HIGHEST LEVEL OF SERVICE

         We are committed to achieving the highest level of customer satisfaction as an integral part of our competitive strategy. During the sales process, our experienced sales personnel keep customers informed of their home's construction process. After delivery, our customer care departments deal with any questions or warranty matters a customer may have.

CONSERVATIVE LAND ACQUISITION POLICY

         We seek to maximize our return on capital by practicing a conservative land acquisition policy that minimizes risks associated with land investment. We generally purchase land subject to complete entitlement, including zoning and utility services, with a focus on development sites where we expect to have less than a three-year lot inventory. Lots are often controlled on a non-recourse, rolling option basis where we have the right, but not the obligation, to buy lots at predetermined prices based on a takedown schedule which reflects anticipated home closings. To date, we have not speculated in raw land held for investment.

PENETRATION OF NEW MARKETS

         Depending on market conditions, we may explore expansion opportunities in other parts of the country, targeting market niches in areas where we perceive an ability to exploit a competitive advantage. Expansion may take place through strategic acquisitions of other existing homebuilders or through internal growth.

COST MANAGEMENT

         Throughout our history, we have focused on controlling costs and minimizing overhead, and consider this a key factor in maintaining profitability. Our management seeks to reduce costs by:

     * using subcontractors to carry out home construction and site improvement on a fixed price basis;

     * reducing interest carry by minimizing our inventory of unsold homes and shortening the home construction cycle;

     * obtaining favorable pricing from subcontractors through long-term relationships and large volume jobs;

     *    minimizing overhead by centralizing certain administrative activities;
          and

     * maintaining management information systems to allow the monitoring of homebuilding production, scheduling, and budgeting.

DECENTRALIZED OPERATING STRUCTURE WITH EXPERIENCED DIVISION MANAGERS

         We rely upon the expertise of divisional managers. Each of our divisional managers has significant experience in their region's homebuilding market. Interaction between our divisional managers and corporate management provides enhanced operating results.

MARKETS AND PRODUCTS

         We operate in the Phoenix and Tucson, Arizona markets using the Monterey Homes brand name and recently announced the start of another division in Phoenix which will focus on more affordably priced homes and operate under the Meritage Homes name. In the Dallas/Fort Worth, Austin, and Houston, Texas markets, we operate as Legacy Homes. In the San Francisco Bay and Sacramento, California markets we operate as Meritage Homes of Northern California. We believe that these areas represent attractive homebuilding markets with opportunities for long-term growth. We also believe that our operations in certain markets, such as Phoenix and Dallas/Fort Worth, are well established and that we have developed a reputation for building distinctive quality homes within the market segments served by these communities.

         Meritage-built homes range from entry-level to semi-custom luxury, with base prices ranging from $100,000 to $600,000. Below is a summary of activity by market and product type (dollars in thousands):


                          Number of                              Dollar
                            Homes     Average    Units In       Value of     Home Sites   Number of
                           Closed     Closing    Backlog at    Backlog At    Remaining     Active
                           In 1998     Price     Year End       Year End        (1)      Communities
                           -------     -----     --------       --------        ---      -----------
Arizona - Luxury ......     197       $ 402.3        146       $ 59,721         474           6
Arizona - Move-up......     120         222.4         34          6,658       1,097           5
Texas - Move-up .......     633         148.4        392         62,584       1,326          17
Texas- Entry Level.....     299         121.4        111         14,594         925           6
California-Move-up.....      42         456.7          5          1,737         773           2
                          -----       -------       ----       --------       -----         ---
Total Company .........   1,291       $ 198.3        688       $145,294       4,595          36
                          =====       =======       ====       ========       =====         ===

----------
(1) "Home Sites Remaining" is the number of homes that could be built both on the remaining lots available for sale and land to be developed into lots as estimated by management.

LAND ACQUISITION AND DEVELOPMENT

         We usually purchase land only after necessary entitlements have been obtained so that development and construction may begin as market conditions dictate. The term "entitlements" refers to development agreements, tentative maps, or recorded plats, depending on the jurisdiction within which the land is located. Entitlements generally give the developer the right to obtain building permits upon compliance with conditions that are usually within the developer's control. Even though entitlements are usually obtained before land is purchased, we are still required to secure a variety of other governmental approvals and permits during development. The process of obtaining such approvals and permits can substantially delay the development process. For this reason, we may consider purchasing unentitled property in the future when we can do so in a manner consistent with our business strategy.

         We select land for development based upon a variety of factors, including:

     *    internal and external demographic and marketing studies;
     * project suitability, which are generally developments with fewer than 150 lots;
     * suitability for development within a one to three year time period from the beginning of the development process to the delivery of the last home;
     * financial review as to the feasibility of the proposed project, including projected profit margins, return on capital employed, and the capital payback period;
     *    the ability to secure governmental approvals and entitlements;
     *    results of environmental and legal due diligence;
     *    proximity to local traffic corridors and amenities; and
     * management's judgment as to the real estate market, economic trends, and experience in a particular market.

         We occasionally purchase larger properties consisting of 200 to 500 lots or more if the situation presents an attractive profit potential and acceptable risk limitations.

         We acquire land through purchases and rolling option contracts. Purchases are financed through traditional bank financing or through working capital. Rolling options allow us to control lots and land through a third party who owns or buys the property on which we plan to build homes. We enter into an option contract with the third party to purchase finished lots as home construction begins. The option contracts are generally non-recourse and require non-refundable deposits of 2% to 10% of the sales price. We acquire a majority of our land through rolling option contracts.

         Once land is acquired, we generally begin development through contractual agreements with subcontractors. These agreements include site planning and engineering as well as constructing road, sewer, water, utilities, drainage, recreation facilities and other refinements. We often builds homes in master planned communities with home sites that are adjacent to or near a major amenity, like a golf course.

         We develop a design and marketing concept for each project, which includes determination of size, style, and price range of homes, street layout, size and layout of individual lots, and the overall community design. The product line offered in a particular project depends upon many factors, including the housing generally available in the area, the needs of a particular market, and our lot costs for the project.

         We occasionally use partnerships or joint ventures to purchase and develop land where these arrangements are necessary to acquire the property or appear to be otherwise economically feasible.

         The following table presents land owned or land under contract or option by market as of December 31, 1998.


                                                     LAND UNDER CONTRACT
                                 LAND OWNED(1)          OR OPTION(1)
                            ----------------------  ---------------------
                                       LOTS UNDER             LOTS UNDER
                            FINISHED   DEVELOPMENT  FINISHED  DEVELOPMENT
                              LOTS     (ESTIMATED)    LOTS    (ESTIMATED)  TOTAL
                              ----     -----------    ----    -----------  -----
ARIZONA:
Phoenix Area ..............    85           351         87          544    1,067
Tucson Area ...............   122            --         84          327      533
                             ----         -----       ----        -----    -----
     Total Arizona ........   207           351        171          871    1,600
                             ----         -----       ----        -----    -----
TEXAS:
Dallas/Ft. Worth Area......   280           961        291          371    1,903
Austin Area ...............    14           107         69          201      391
Houston Area ..............    51            --         43          166      260
                             ----         -----       ----        -----    -----
     Total Texas ..........   345         1,068        403          738    2,554
                             ----         -----       ----        -----    -----

CALIFORNIA:
Sacramento Area ...........     1            --         32          226      259
San Francisco Bay Area.....    --            --         --          492      492
                             ----         -----       ----        -----    -----
    Total California ......     1            --         32          718      751
                             ----         -----       ----        -----    -----
TOTAL COMPANY .............   553         1,419        606        2,327    4,905
                             ====         =====       ====        =====    =====
----------
(1)  Excludes lots with finished homes or homes under construction

CONSTRUCTION

         We are the general contractor for our projects and typically hire subcontractors on a project-by-project or reasonable geographic proximity basis to complete construction at a fixed price. We usually enter into agreements with subcontractors and materials suppliers after receiving competitive bids on an individual basis. Before formal bidding begins, we obtain information from prospective subcontractors and suppliers in order to assess their financial condition and ability to perform their agreements. We occasionally enter into longer-term contracts with subcontractors and suppliers if our management can obtain more favorable terms. Our project managers and field superintendents coordinate and supervise the activities of subcontractors and suppliers, subject the work to quality and cost controls, and assure compliance with zoning and building codes.

         We specify that quality durable materials be used in the construction of our homes. We do not maintain significant inventories of construction materials with the exception of work in process materials for homes under construction. When possible, our management negotiates price and volume discounts with manufacturers and suppliers on behalf of subcontractors to take advantage of our production volume. Usually, access to our principal subcontracting trades, materials, and supplies is readily available in each of our markets. Prices for these goods and services may fluctuate due to various factors, including supply and demand shortages that may be beyond our or our vendors' control. We believe that our relations with suppliers and subcontractors are good.

         We generally build and sell homes in clusters or phases within a project. We believe this creates efficiencies in land development and construction and improves customer satisfaction by reducing the number of vacant lots surrounding a completed home. A typical Meritage home is completed within three to eight months from the start of construction, depending upon the home's size and complexity. Schedules may vary depending on the availability of labor, materials, supplies, product type, location, and weather. We design our homes to promote efficient use of space and materials and to minimize construction costs and time.

         We generally provide a one-year limited warranty on workmanship and building material with each home. Subcontractors usually provide an indemnity and a certificate of insurance prior to receiving payments for their work. Thus, claims relating to workmanship and materials are usually the primary responsibility of the subcontractors. Reserves for future warranty costs are established based on historical experience within each division or region and are recorded when the homes are delivered. Reserves range from 3/10 of one per cent to 3/4 of one percent of a home's sale price. To date, these reserves have been sufficient to cover warranty repairs.

MARKETING AND SALES

         We believe that we have established a reputation for developing high quality homes. This reputation helps generate interest in each new project. We also use advertising and other promotional activities, including magazine and newspaper advertisements, brochures, direct mail, and the placement of strategically located signs in the immediate areas of our developments.

         We use furnished model homes as a tool in demonstrating the competitive advantages of our home designs and features to prospective homebuyers. We generally employ or contract with interior designers responsible for creating an attractive model home for each product line within a project. We generally build between one and four model homes for each active community, depending upon the number of homes to be built in the project and the products to be offered. We occasionally sell our model homes and lease them back from buyers who purchased the homes for investment purposes or who do not intend to move in immediately. A summary of model homes owned or leased follows:

                          MODEL    MODEL HOMES
                          HOMES      LEASED       MONTHLY LEASE   MODELS UNDER
                          OWNED       BACK           AMOUNT       CONSTRUCTION
                          -----       ----           ------       ------------
Arizona .............      16            9          $23,000             7
Texas ...............      22           --               --             7
California ..........       3           --               --             3
                          ---          ---          -------           ---
       Total ........      41            9          $23,000            17
                          ===          ===          =======           ===

         Our homes are generally sold by full-time commissioned sales employees who typically work from a sales office located in the model homes for each project. Our goal is to ensure that the sales force has extensive knowledge of our operating policies and housing products. To achieve this goal, sales personnel are trained and attend periodic meetings to be updated on:

         *   sales techniques;
         *   competitive products in the area;
         *   financing availability;
         *   construction schedules;
         *   marketing and advertising plans;
         *   available product lines, and
         *   pricing, options, and warranties offered.

         Sales personnel are licensed real estate agents where required by law. Independent brokers also sell our homes and are usually paid a sales commission on the base price of the home.

         We occasionally offers various sales incentives, such as landscaping and certain interior home improvements, to attract buyers. The use and type of incentives depends largely on economic and competitive market conditions.

BACKLOG

         Most of our home sales are made under standard sales contracts signed before construction of the home begins. The contracts require substantial cash deposits and are usually subject to certain contingencies such as the buyer's ability to qualify for financing. Homes covered by such sales contracts but not yet closed are considered "backlog." We do not recognize revenue on homes in backlog until sales are closed and ownership has been legally transferred to the buyer. We sometimes build one or two homes per project before obtaining a sales contract, though these homes are not included in backlog until a sales contract is signed. We believe that we will deliver almost all homes in backlog as of December 31, 1998 to customers during 1999.

CUSTOMER FINANCING

         We attempt to help qualified homebuyers who require financing to obtain loans from unaffiliated mortgage lenders that offer a variety of financing options. We provide mortgage-banking services to our customers in our Dallas/Ft. Worth markets through a related mortgage lending company, Texas Home Mortgage Corporation, which originates loans on behalf of third party lenders. We may pay a portion of the closing costs and discount mortgage points to assist homebuyers with financing.

Since many homebuyers utilize long-term mortgage financing to purchase a home, adverse economic conditions, increases in unemployment, and high mortgage interest rates may deter or reduce the number of potential homebuyers.

CUSTOMER RELATIONS AND QUALITY CONTROL

         We believe that strong customer relations and an adherence to stringent quality control standards are fundamental to our continued success. We believe that our commitment to customer satisfaction and quality control have significantly contributed to our reputation as a high quality builder.

         A Meritage project manager or project superintendent, and a customer relations representative generally oversee compliance with our quality control standards for each development. These representatives allocate responsibility to:

         *   oversee home construction;
         *   oversee subcontractor and supplier performance;
         *   review  the   progress  of  each  home  and   conduct   formal
             inspections as specific stages of construction  are completed;
             and
         *   regularly update buyers on the progress of their homes.

COMPETITION AND MARKET FACTORS

         The development and sale of residential property is a highly competitive industry. We compete for sales in each of our markets with national, regional, and local developers and homebuilders, existing home resales, and to a lesser extent, condominiums and available rental housing. Some competitor homebuilders have significantly greater financial resources and/or lower costs than Meritage. Competition among both small and large residential homebuilders is based on a number of interrelated factors, including location, reputation, amenities, design, quality and price. We believe that we compare favorably to other homebuilders in the markets in which we operate due to our:

         * experience within our geographic markets which allows us to develop and offer new products;
         *   ability to reflect and adapt to changing market conditions;
         * ability, from a capital and resource perspective, to respond to market conditions;
         * ability to exploit opportunities to acquire land on favorable terms; and
         *   reputation for outstanding service and quality products.

         The homebuilding industry is cyclical and is affected by consumer confidence levels, job availability, prevalent economic conditions in general, and interest rates. Other factors affecting the homebuilding industry and demand for new homes are changes in costs associated with home ownership such as increases in property taxes and energy costs, changes in consumer preferences, demographic trends, availability of and changes in mortgage financing programs, and the availability and cost of land and building materials. Real estate analysts predict that new home sales in the Phoenix metropolitan area may slow in 1999 and that sales in the Tucson area will remain relatively flat. Home sales in the Texas and northern California markets are expected to show moderate growth or remain relatively flat. Any slowing in new home sales would increase competition among homebuilders in these areas. There is no assurance that we will be able to compete successfully against other homebuilders in our current markets in a more competitive business environment resulting from a slowdown in home sales or that such increased competition will not have a material adverse affect on our business and operating results.

GOVERNMENT REGULATIONS AND ENVIRONMENTAL MATTERS

         We purchase most of our land with entitlements, providing for zoning and utility service to project sites and giving us the right to obtain building permits. Construction may begin almost immediately upon compliance with specified conditions, which generally are within our control. The time needed to obtain such approvals and permits affects the carrying costs of the unimproved property acquired for development and construction. The continued effectiveness of permits already granted is subject to factors such as changes in policies, rules and regulations, and their interpretation and application. To date, the government approval processes discussed above have not had a material adverse effect on our development activities, though there is no assurance that these and other restrictions will not adversely affect future operations.

         Because most of our land is entitled, construction moratoriums generally would only adversely affect us if they arose from health, safety, and welfare issues, such as insufficient water or sewage facilities. Local and state governments have broad discretion regarding the imposition of development fees for projects under their jurisdiction. These fees are normally established when we receive recorded maps and building permits. As we expand, we may also become increasingly subject to periodic delays or may be precluded entirely from developing communities due to building moratoriums, "slow growth" initiatives or building permit allocation ordinances which could be implemented in future operating markets.

         We are also subject to a variety of local, state, and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. In some markets, we are subject to environmentally sensitive land ordinances which mandate open space areas with public elements in housing developments, and prevent development on hillsides, wetlands and other protected areas. We must also comply with flood plain restrictions, desert wash areas, native plant regulations, endangered species acts and view restrictions. These and similar laws may result in delays, cause substantial compliance and other costs, and prohibit or severely restrict development in certain environmentally sensitive regions or areas. To date, compliance with such ordinances has not materially affected our operations, though no assurance is given that such a material adverse effect will not occur in the future.

         We usually will condition our obligation to purchase property on, among other things, an environmental review of the land. However, there is no assurance that we will not incur material liabilities relating to the removal of toxic wastes or other environmental matters affecting land currently or previously owned. To date, we have not incurred any unanticipated liabilities relating to the removal of unknown toxic wastes or other environmental matters.

BONDS AND OTHER OBLIGATIONS

         We obtain letters of credit and performance, maintenance, and other bonds in support of our related obligations with respect to the development of our projects. The amount of these obligations outstanding at any time varies in accordance with pending development activities. In the event the bonds or letters are drawn upon, we would be obligated to reimburse the issuer of the bond or letter of credit. At December 31, 1998 there were approximately $2.1 million of outstanding letters of credit and

$8.9 million of performance bonds for such purposes. We do not believe that any of these bonds or letters of credit are likely to be drawn upon.

MORTGAGE ASSETS ACQUIRED PRIOR TO MERGER

         Prior to the merger with Homeplex, we acquired a number of mortgage assets, consisting of mortgage interests (commonly known as "residuals") and mortgage instruments. During 1998 and 1997, we sold the mortgage assets for a gain or generated interest income from these assets prior to sale, of approximately $5.2 and $5.1 million, respectively.

EMPLOYEES AND SUBCONTRACTORS

         At December 31, 1998, we had 239 employees, including 58 in management and administration, 51 in sales and marketing, and 130 in construction operations. The employees are not unionized, and we believe that our employee relations are good. We act solely as a general contractor and all construction operations are conducted through project managers and field superintendents who manage third party subcontractors. We use independent contractors for construction, architectural and advertising services, and believe that our relations with subcontractors and independent contractors are good.

NOL CARRYFORWARD

         As of December 31, 1998, we had a federal income tax NOL Carryforward of approximately $12.5 million, which expires at various times between 2007 and 2009. Income tax payments are to be reduced during the period the NOL Carryforward is available and will consist primarily of state income taxes (since use of the our state net operating loss may be significantly limited) and the federal alternative minimum tax. Although the NOL Carryforward provides us with a significant financial benefit, there is a risk that failure to utilize this tax limitation could have a material adverse affect on our operations and the value of our securities.

         The ability to use the NOL Carryforward to offset future taxable income would be substantially limited under Federal tax laws if an "ownership change" within the meaning of tax laws has occurred or occurs with respect to Meritage before the NOL Carryforward expires. We believe that:

         * there was no "ownership change" of Meritage prior to the effective date of the merger with Homeplex;
         *    the merger with Homeplex did not cause an "ownership change;" and
         *    the Legacy combination did not cause an "ownership change."

         Amendments to our Articles of Incorporation, which became effective on the effective date of the Homeplex merger, include restrictions on the transfer of our common stock designed to prevent an "ownership change" after the merger.

         Under Federal tax laws, we may not be permitted to use the NOL Carryforward to offset taxable income resulting from sales of assets owned by Monterey at the time of the merger (or to offset taxable income resulting from the sale of certain assets acquired in the Legacy combination) to the extent that the fair market value of such assets at the time of the merger (or at the time of the Legacy combination) exceeded their tax basis as of the relevant date. There is no assurance that we will have sufficient earnings in the future to fully utilize the NOL Carryforward.

YEAR 2000 COMPLIANCE

         The year 2000 presents potential concerns for business computing due to calculation problems from the use of a two-digit format as the year changes from 1999 to 2000. The problem affects certain computer software, hardware, and other systems containing processors and embedded chips. Consequently, information technology ("IT") systems and non-IT systems (collectively, "business systems") may not be able to accurately process certain transactions before, during, or after January 1, 2000. As a result, business and governmental agencies are at risk for potential disruption from business systems malfunctions or failures. This is commonly referred to as the Y2K issue. We could be impacted by failures of our own business systems as well as those of our suppliers and business partners. We are in the process of implementing our Y2K compliance program that consists of business systems identification, testing and remediation, assessments of critical suppliers, and contingency planning.

         The compliance program's first component is the identification of Meritage's business systems for purposes of evaluating which systems are Y2K compliant and which will be replaced or remediated. This phase is complete.

         The second part of the program is the evaluation and replacement or remediation of our business systems that are not Y2K compliant. We have converted to new versions of substantially all of our homebuilding database systems, which has reduced the scope of the compliance program. We believe the replacement or remediation of the remaining systems will be complete by June 1, 1999.

         We have identified critical suppliers and business partners ("key business partners") and are taking steps to determine their Y2K readiness. These steps include interviews and other types of inquiries. Because of the number of business systems used by key business partners and the varying levels of Y2K readiness, it is difficult to assess the likelihood and impact of a malfunction due to this issue. We are not currently aware of any business relationships with key business partners that we believe will likely result in a significant disruption of our business. However, a Y2K failure could occur and have an adverse impact on us. Management currently believes that Meritage's greatest risk is with suppliers, banking and financial institutions, and suppliers of telecommunications services, all of which are operating within the United States. Potential consequences of Meritage or its key business partners having business systems that are not Y2K compliant include delays in receiving homebuilding components and supplies.

         Concurrent with the remediation and evaluation of our business systems and those of our key business partners, we are developing contingency plans to decrease the risks that could occur in the event of a Y2K related business disruption. Contingency plans may include increasing the level of homebuilding components, securing additional financing or other actions management deems advisable. Estimated costs associated with developing and implementing contingency measure are expected to be minimal.

         The remediation and testing of our business systems will cost an estimated $160,000. These costs are to be expensed in the period incurred and funded through cash flows from operations.

Expenses through December 31, 1998 approximated $110,000. The financial impact is not expected to be material to our financial position or results of operations.

         The scheduled completion dates and costs associated with the various components of the Y2K compliance program described above are estimated and are subject to change.

FACILITIES

         Meritage leases the following office space:

                               SQUARE      ANNUAL
      CITY                     FOOTAGE   LEASE RATE      TERM      EXPIRATION
      ----                     -------   ----------     -------    ----------
Plano, Texas(1) .............  13,000     $171,300      5 years      5/15/02
Phoenix, Arizona(1) .........  11,000      211,700      5 years       9/1/99
Tucson, Arizona .............   2,800       49,700      3 years      11/1/01
Austin, Texas ...............   1,100       21,800      1 year       3/31/99
Houston, Texas ..............     900        9,500      1 year        7/1/99
Walnut Creek, California ....   2,800       50,500      2 years      7/14/00

----------
(1) Leases are with companies owned beneficially either by one of Meritage's Co-Chairmen or by one of Meritage's Co-Chairmen and a director. Management believes lease rates are competitive with rates for comparable space in the area and terms of the leases are similar to those Meritage could obtain in an arm's length transaction.

         We lease nine model homes at a total monthly lease amount of $23,000. The leases are for terms ranging from six months to 26 months, with renewal options ranging from one to six months, on a month-to-month basis.

LEGAL PROCEEDINGS

         We are involved in various routine legal proceedings incidental to our business. Management believes that none of these legal proceedings, certain of which are covered by insurance, will have a material adverse impact on our financial statements taken as a whole.

                          DESCRIPTION OF CAPITAL STOCK

         The following summary contains certain information about our capital stock. This section describes material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our Articles of Incorporation and By-laws and by the provisions of applicable law.

COMMON STOCK

         We are authorized to issue up to 50,000,000 shares of common stock, $0.01 par value. As of April 26, 1999 there were 5,425,830 shares of common stock outstanding, held of record by approximately 380 holders. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors. Upon the liquidation, dissolution or winding up of Meritage, the holders of common stock of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive (other than as determined in the sole discretion of our board of directors), subscription, redemption or conversion rights. The outstanding shares of our common stock are, and the shares subject to warrants will be, when issued and paid for, fully-paid and nonassessable. The rights, preferences, and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may issue in the future. We are not currently authorized to issue preferred stock under our Articles of Incorporation.

         Our Articles of Incorporation contain a provision allowing action to be authorized by the affirmative vote of the holders of a majority of the total number of shares of common stock outstanding and entitled to vote thereon notwithstanding any provision of law requiring the authorization of the action by a greater proportion than such a majority. This provision may allow authorization of certain extraordinary transactions and amendment of our Articles of Incorporation, including an amendment changing the terms or contract rights of any of our outstanding common stock by classification, reclassification, or otherwise, by the affirmative vote of the holders of a majority of the shares of common stock outstanding. But for such provision, under Maryland law, such extraordinary transactions and amendment of our Articles of Incorporation, with certain limited exceptions, would require the affirmative vote of the holders of two-thirds of the outstanding common stock entitled to vote thereon. The common stock is also subject to significant restrictions on transfer. See "-- Stock Transfer Restrictions" below and "Business of Meritage -- NOL Carryforward."

WARRANTS

         The warrants were issued in October 1994 and are governed by the warrant agreement effective as of October 17, 1994 (the "warrant agreement") between us and Norwest Bank Minnesota, N.A. (the "warrant agent"). Holders of warrants are referred to the warrant agreement which is included as an exhibit to the Registration Statement for a complete statement of the terms of the warrants. The following summary does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the warrant agreement. Capitalized terms used in this description of the warrants and not defined herein have the meanings given to them in the warrant agreement.

         Each warrant entitles the holder to purchase one share of common stock for $4.0634 per share (the "Purchase Price"), subject to adjustment as described herein. Warrants currently entitle the holders thereof to acquire 92,924 shares of common stock. The warrants became exercisable on the effective date of the merger between Homeplex and Monterey and will continue to be exercisable through October 15, 2001 except as provided in the following sentence. In the event that notice is given in accordance with the warrant agreement in connection with the liquidation, dissolution, or winding up of Meritage, the right to exercise the warrants will expire at the close of business on the third full business day before the date specified in such notice as the record date for determining registered holders entitled to receive any distribution upon such liquidation, dissolution, or winding up. We may not redeem the warrants.

         On the effective date of the merger between Homeplex and Monterey, the Monterey warrants were converted into the warrants, and Meritage assumed all of the rights and obligations of Monterey under the warrant agreement.

         The warrants may be exercised in whole or in part by surrendering at the office of the warrant agent in Minneapolis, Minnesota, the warrant certificate evidencing such warrants, together with a subscription in the form set forth on the reverse of the warrant certificate, duly executed and accompanied by payment of the Purchase Price, in U.S. dollars, by tender of federal funds or a certified or bank cashier's check, payable to the order of the warrant agent. As soon as practicable after such exercise, we will cause to be issued and delivered to the holder or upon his order, in such name or names as may be directed by him, a certificate or certificates for the number of full shares of common stock to which he is entitled. If fewer than all of the warrants evidenced by a warrant certificate are exercised, the warrant agent will deliver to the exercising warrant holder a new warrant certificate representing the unexercised portion of the warrant certificate. Fractional shares will not be issued upon exercise of a warrant, and in lieu thereof, we will pay to the holder an amount in cash equal to such fraction multiplied by the Current Market Price Per Share, determined in accordance with the warrant agreement.

         The person in whose name the certificate is to be issued will be deemed to have become the holder of record of the stock represented thereby on the date when the warrant certificate with the subscription duly executed and completed is surrendered and payment of the purchase Price is made, unless the stock transfer books of ours are closed on such date, in which case, such person will be deemed the record holder of the shares at the close of business on the next succeeding date on which the stock transfer books are opened.

         No service charge will be made for registration of transfer or exchange of any warrant certificate. We may require payment of a sum sufficient to cover any stamp or other tax or governmental charge that may be imposed in connection with any registration of transfer or exchange of warrant certificates.

         Subject to certain conditions and limitations, the number of shares of common stock issuable upon the exercise of the warrants and/or the Purchase Price are subject to adjustment in certain events including: (i) the issuance of common stock (including in certain cases the issuance in a public offering of any stock, securities, obligation, option, or other right or warrant that may be converted into, exchanged for, or satisfied in shares of common stock) for consideration per share less than the Purchase Price prior to such issue, (ii) the declaration of a dividend on common stock payable in common stock or the subdivision, combination, or issuance of capital stock in connection with a reclassification of common stock, (iii) any distribution of Meritage's assets upon or with respect to its common stock as a liquidating or partial liquidating dividend, and (iv) the issuance of stock, securities, rights, options, or warrants to all holders of the common stock or in an integrated transaction where more than 99% of such instruments or securities are acquired by persons who, prior to the transaction, were Meritage security holders, entitling them to subscribe for or purchase common stock or securities convertible into common stock at a price per share less than the Current Market Price Per Share on the record date for the issuance of such securities, instruments, or rights or the granting of such securities, options, or warrants. The Current Market Price Per Share of our common stock on any date is determined in reference to (i) the average of the daily closing prices (or if no sale is made on any trading date, the average of the closing bid and asked prices) for the thirty consecutive trading days commencing thirty-five trading days before such date, if our common stock is listed on an exchange, (ii) the average of the last reported sale price or prices or the mean of the last reported bid and asked prices reported by the NASDAQ, or if not so quoted on NASDAQ, as quoted on the National Quotations Bureau, Inc., for the thirty consecutive trading days commencing thirty-five days before such date, or (iii) if neither (i) or (ii) is applicable, the fair market value of the common stock as determined in good faith by our Board of Directors.

         In the event that Meritage consolidates with, merges with or into, or sells all or substantially all of its assets (for a consideration consisting primarily of securities) to, another corporation, each warrant thereafter shall entitle the holder to receive upon exercise, the number of shares of common stock or other securities or property which the holder would have received had the warrant been exercised immediately prior to the consolidation, merger, or sale of assets.

         In the event a bankruptcy or reorganization is commenced by or against Meritage, a bankruptcy court may hold that unexercised warrants are executory contracts which may be subject to rejection by Meritage with approval of the bankruptcy court. As a result, holders of the warrants may not be entitled to receive any consideration or may receive an amount less than they would be entitled to if they had exercised their warrants prior to the commencement of any such bankruptcy or reorganization.

         The holders of unexercised warrants are not entitled, by virtue of being holders, to exercise any rights as stockholders of Meritage.

         Subject to certain requirements, from time to time Meritage and the warrant agent, without the consent of the holders of the warrants, may amend or supplement the warrant agreement for certain purposes, including curing ambiguities, defects, inconsistencies, or manifest errors, provided that such amendments and supplements are not prejudicial to the rights of the warrant holders as indicated by the general intent of the original language.

MARYLAND LAW AND CERTAIN CHARTER PROVISIONS

         We are incorporated in Maryland and are subject to the provisions of the Maryland General Corporations Law (the "MGCL"), certain of which provisions are discussed herein.

         BUSINESS COMBINATIONS. The MGCL prohibits certain "business combinations" (including, in certain circumstances and subject to certain exceptions, a merger, consolidation, share exchange, asset transfer, issuance of equity securities, or reclassification of securities) between a Maryland corporation and an Interested Stockholder or any affiliate of an Interested Stockholder. Subject to certain qualifications, an "Interested Stockholder" is a person (a) who beneficially owns 10% or more of the voting power of the corporation's shares after the date on which the corporation had 100 or more beneficial owners of its stock, or (b) is an affiliate or associate of the corporation and was the beneficial owner of 10% or more of the voting power of the corporation's shares, at any time within the two-year period immediately prior to the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock. Unless an exemption applies, such business combinations are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Unless an exemption applies, any business combination that is not so prohibited must be recommended by the board of directors and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by outstanding voting shares of the corporation, and
(b) 66 2/3% of the votes entitled to be cast by the holders of voting shares of the corporation, other than voting shares held by the Interested Stockholder, or an affiliate or associate of the Interested Stockholder, with whom the business combination is to be effected. The MGCL specifies a number of situations in which the business combination restrictions described above would not apply. For example, such restrictions would not apply to a business combination with a particular Interested Shareholder that is approved or exempted by the board of directors of a corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. A Maryland corporation also may adopt an amendment to its charter electing not to be subject to the special voting requirements of the foregoing legislation. Any such amendment would have to be approved by the affirmative vote of the same percentages and groups of the outstanding shares of voting stock of the corporation as described above for approval of a business combination. No such amendment to our charter has been effected.

         CONTROL SHARE ACQUISITIONS. The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock previously acquired by such a person or which that person is entitled to vote (other than by revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (a) 20% or more but less than 331/3%; (b) 331/3% or more but less than a majority; or (c) a majority of all voting power. Control shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means, subject to certain exceptions, the acquisition of, ownership of, or the power to direct the exercise of voting power with respect to, control shares.

         A person who has made or proposed to make a "control share acquisition," upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Directors to call a special meeting of stockholders to be held within 50 days of demand therefor to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

         If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to voting rights, as of the date of the last acquisition of control shares by the acquiring person in a control share acquisition or if any meeting of stockholders was held at which the rights of such shares were considered, as of the date of such meeting. If voting rights for "control shares" are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiring person in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a "control share acquisition."

         The control share acquisition statute does not apply to stock acquired in a merger, consolidation or stock exchange if the corporation is a party to the transaction, or to acquisitions previously approved or excepted by a provision in the charter or bylaws of the corporation. Neither our charter nor our Bylaws have provisions exempting any control share acquisitions.

STOCK TRANSFER RESTRICTIONS

         In connection with the merger with Homeplex, our Articles of Incorporation were amended to, among other things, (i) change the name of Homeplex to "Monterey Homes Corporation," (ii) reclassify and change each share of Homeplex common stock issued and outstanding into one-third of a share of Meritage common stock, (iii) amend and make the limitations on the transfer of common stock more restrictive to preserve maximum use of our NOL Carryforward (see " Business of Meritage--NOL Carryforward"), and (iv) provide for Class I and Class II Directors.

         Our Articles of Incorporation generally prohibit concentrated ownership of Meritage which might jeopardize its NOL Carryforward. The amended transfer restrictions generally preclude for a period of up to five years any person from transferring shares of our common stock (or any other subsequently issued voting or participating stock) or rights to acquire our common stock, if the effect of the transfer would be to:

          * make any person or group an owner of 4.9% or more of the outstanding shares of such stock (by value);
          * increase the ownership position of any person or group that already owns 4.9% or more of the outstanding shares of such stock (by value); or
          * cause any person or group to be treated like the owner of 4.9% or more of the outstanding shares of such stock (by value) for tax purposes.

         Direct and indirect ownership of common stock and rights to acquire common stock are taken into consideration for purposes of the transfer restrictions.

         These transfer restrictions will not apply to:

          * the exercise of any stock option issued by Meritage that was outstanding on the effective date of and immediately following the Homeplex merger;
          * exercise of the stock options issued to Alan D. Hamberlin by Homeplex;
          *    issuance of the Contingent Stock; or
          *    exercise of the Employment Options.

         Our Board of Directors has the authority to waive the transfer restrictions under certain conditions. The Board of Directors may also accelerate or extend the period of time during which such transfer restrictions are in effect or modify the applicable ownership percentage that will trigger the transfer restrictions if there is a change in law making such action necessary or desirable. The Board also has the power to make other necessary or appropriate legal changes to preserve our tax benefits. The transfer restrictions discussed above will apply to the transfer and exercise of our warrants. Ownership of our warrants will be aggregated with shares of our common stock otherwise owned by a holder to determine if the applicable ownership percentage has been exceeded. These transfer restrictions may impede a change of control of Meritage.

         In connection with the Legacy combination, William W. Cleverly, Steven
J. Hilton, John R. Landon and Eleanor Landon entered into a letter agreement, dated June 24, 1997, under which each of the parties agreed that he or she will not directly or indirectly acquire or dispose of beneficial ownership of any shares of voting securities of Meritage or rights to acquire voting securities which would adversely affect the use of our NOL Carryforward. Subject to the notice provision described below, each party further agreed that for a period of five years following the effective date of the Legacy combination, he or she will not purchase voting securities which would cause his or her beneficial ownership of voting securities to exceed the greatest number of shares beneficially owned by any other party to the letter agreement. The party desiring to purchase voting securities agreed to provide the other parties to the letter agreement at least seven days written notice of his or her intent to purchase voting securities. Each other party would then be permitted to purchase the same number of voting securities.

         In connection with the letter agreement, the employment option agreements of William W. Cleverly, Steven J. Hilton and John R. Landon were also amended. The amended employment options provide for the deferment of the exercise of the option to acquire 15,000 shares of our common stock, otherwise exercisable on December 31, 1997, to January 30, 2000 for Messrs. Cleverly and Hilton, and with respect to Mr. Landon, options to acquire 15,000 shares of our common stock, otherwise exercisable on July 1, 1998, to July 31, 2000.

         LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS. Under the MGCL, a corporation's articles may, with certain exceptions, include any provision expanding or limiting the liability of its directors and officers to the corporation or its stockholders for money damages, but may not include any provision that restricts or limits the liability of its directors or officers to the corporation or its stockholders to the extent that (i) it is proved that the person actually received an improper benefit or profit in money, property, or services for the amount of the benefit or profit in money, property, or services actually received; or (ii) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our charter contains a provision limiting the personal liability of officers and directors to Meritage and its stockholders for money damages to the fullest extent permitted under Maryland law.

         In addition, with certain exceptions, the MGCL permits a corporation to indemnify its present and former directors and officers, among others, against liability incurred, unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or (ii) the director or officer actually received an improper personal benefit in money, property, or services, or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Our charter provides that it will indemnify (i) its directors to the full extent allowed under Maryland law, (ii) its officers to the same extent it shall indemnify its directors, and (iii) its officers who are not directors to such further extent as shall be authorized by the board of directors and be consistent with law.

TRANSFER AGENT AND REGISTRAR; WARRANT AGENT

         The transfer agent and registrar for Meritage's common stock is ChaseMellon Shareholder Services, 400 Hope Street, 4th Floor, Los Angeles, California 90071. The warrant agent is Norwest Bank Minnesota, N.A., and its address is Norwest Center, Sixth and Marquette, Minneapolis, Minnesota 55479-0069.

                    PRICE OF COMMON STOCK AND DIVIDEND POLICY

PRICE OF COMMON STOCK

         Our common stock is publicly traded on the NYSE under the ticker symbol "MTH." The following table presents the high and low closing sales prices, adjusted for stock splits, of the common stock, as reported by the NYSE.

                                             HIGH                LOW
                                             ----                ---
         1999
           First Quarter                   $15 11/16             $11

         1998
           Fourth Quarter                   14 11/16               9 11/16
           Third Quarter                    19 3/4                12 1/16
           Second Quarter                   19 1/4                15 5/8
           First Quarter                    19 15/16              12 7/16

         1997
           Fourth Quarter                   14 3/4                11 3/16
           Third Quarter                    14 3/4                 8 1/2
           Second Quarter                    8 3/4                 4 3/8
           First Quarter                     7 1/4                 5 1/2

         1996
           Fourth Quarter                    7 7/8                 6 3/4
           Third Quarter                     8 1/4                 6
           Second Quarter                    8 5/8                 4 7/8
           First Quarter                     6                     4 1/8

         On April 26, 1999, the closing sales price of our common stock as reported by the NYSE was $12.675 per share. At that date, there were approximately 380 stockholder accounts of our common stock. We believe that there are approximately 2,800 beneficial owners of our common stock.

DIVIDEND POLICY

         We did not pay any cash dividends in 1997 or 1998, nor do we intend to do so in the foreseeable future. We paid cash dividends per share of $.06 in 1996, $.09 in 1995, and $.06 in 1994, representing distributions of taxable income arising out of our former status as a REIT. Our loan and debt agreements contain certain covenants that restrict the payment of dividends if the financial condition, results of our operation, and capital requirements fail to meet certain specified levels. Earnings will be retained to finance the growth of our business. The future payment of cash dividends, if any, will depend upon our financial condition, results of our operations, and capital requirements, as well as other factors deemed relevant by the Board.

                                  LEGAL MATTERS

         The validity of the issuance of the shares has been passed on for Meritage by Hughes & Luce, L.L.P., Dallas, Texas.

                                     EXPERTS

         The consolidated financial statements of Meritage as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998, have been included herein and in the prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                              MERITAGE CORPORATION



   Report of Independent Auditors..........................................  F-2

   Consolidated Balance Sheets.............................................  F-3

   Consolidated Statements of Earnings.....................................  F-4

   Consolidated Statements of Stockholders' Equity.........................  F-5

   Consolidated Statement of Cash Flows....................................  F-6

   Notes to Consolidated Financial Statements..............................  F-7

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Meritage Corporation

         We have audited the accompanying consolidated balance sheets of Meritage Corporation and subsidiaries (previously known as Monterey Homes Corporation and subsidiaries) as of December 31, 1998 and 1997 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above, present fairly in all material respects, the financial position of Meritage Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                      KPMG LLP

Phoenix, Arizona
February 4, 1999

                      MERITAGE CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                            DECEMBER 31,
                                                   -----------------------------
                                                       1998            1997
                                                       ----            ----
ASSETS
Cash and cash equivalents                          $ 12,386,806    $  8,245,392
Real estate under development                       104,758,530      63,955,330
Deposits on real estate under
  option or contract                                  7,338,406       3,070,420
Other receivables                                     2,460,966         985,708
Deferred tax asset                                    6,935,000      10,404,000
Goodwill                                             14,640,712       5,970,773
Property and equipment, net                           2,566,163       2,046,026
Other assets                                          1,163,737       1,955,855
                                                   ------------    ------------
  Total Assets                                     $152,250,320    $ 96,633,504
                                                   ============    ============
LIABILITIES
Accounts payable and accrued liabilities           $ 34,068,178    $ 21,171,301
Home sale deposits                                    8,587,245       6,204,773
Notes payable                                        37,204,845      22,892,250
Minority interest in consolidated joint ventures        110,922              --
                                                   ------------    ------------
  Total Liabilities                                  79,971,190      50,268,324
                                                   ------------    ------------
STOCKHOLDERS' EQUITY
Common stock, par value $.01 per share;
    50,000,000 shares authorized; issued and
    outstanding - 5,334,942 shares at
    December 31, 1998, and 5,255,440 shares at
    December 31, 1997                                    53,349          52,554
  Additional paid-in capital                         99,319,669      97,819,584
  Accumulated deficit                               (27,093,888)    (51,096,675)
  Treasury stock - 53,046 shares at
    December 31, 1997                                        --        (410,283)
                                                   ------------    ------------
  Total Stockholders' Equity                         72,279,130      46,365,180
                                                   ------------    ------------
Total Liabilities and Stockholders' Equity         $152,250,320    $ 96,633,504
                                                   ============    ============

See accompanying notes to consolidated financial statements

                      MERITAGE CORPORATION AND SUBSIDIARIES
                       CONSOLDIATED STATEMENTS OF EARNINGS

                                                YEARS ENDED DECEMBER 31,
                                    --------------------------------------------
                                         1998            1997           1996
                                         ----            ----           ----
Home sales revenue                  $ 255,984,499   $ 149,384,548
Cost of home sales                   (204,408,950)   (124,368,782)
                                    -------------   -------------
Gross profit                           51,575,549      25,015,766

Residual interest and real estate
  loan interest income                  5,230,549       5,088,693   $ 1,610,386
Commissions and other sales costs     (14,292,152)     (8,294,028)           --
General and administrative expense    (10,632,212)     (6,812,171)   (1,683,407)
Interest expense                         (461,475)       (165,173)     (237,945)
Other income, net                       1,100,701         366,271       633,449
Minority interest in net income of
  consolidated joint ventures          (2,021,230)             --            --
                                    -------------   -------------   -----------

Earnings before income taxes and
  extraordinary loss                   30,499,730      15,199,358       322,483
Income taxes                           (6,496,943)       (961,916)      (26,562)
                                    -------------   -------------   -----------
Earnings before extraordinary loss     24,002,787      14,237,442       295,921
Extraordinary loss from early
  extinguishment of debt                       --              --      (148,433)
                                    -------------   -------------   -----------
Net earnings                        $  24,002,787   $  14,237,442   $   147,488
                                    =============   =============   ===========

Basic earnings per share            $        4.51   $        2.93   $       .05
                                    =============   =============   ===========

Diluted earnings per share          $        3.92   $        2.68   $       .04
                                    =============   =============   ===========

See accompanying notes to consolidated financial statements

                      MERITAGE CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                           YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                                         -----------------------------------------------------------------------------
                                                                 ADDITIONAL
                                         NUMBER OF   COMMON       PAID-IN       ACCUMULATED   TREASURY
                                          SHARES      STOCK       CAPITAL         DEFICIT       STOCK         TOTAL
                                          ------      -----       -------         -------       -----         -----
Balance at December 31, 1995 ..........  3,291,885   $ 32,919   $ 84,112,289   $(65,287,275)  $(410,283)  $ 18,447,650
Net earnings ..........................         --         --             --        147,488          --        147,488
Cash dividends ........................         --         --             --       (194,330)         --       (194,330)
Shares issued in connection with the
  merger ..............................  1,288,726     12,887      8,531,369             --          --      8,544,256
                                         ---------   --------   ------------   ------------    ------      -----------

Balance at December 31, 1996 ..........  4,580,611     45,806     92,643,658    (65,334,117)   (410,283)    26,945,064
Net earnings ..........................         --         --             --     14,237,442          --     14,237,442
Exercise of employee stock options ....      8,162         81        118,510             --          --        118,591
Shares issued in connection with
  the Legacy combination ..............    666,667      6,667      3,393,335             --          --      3,400,002
Stock option and contingent stock
  compensation expense ................         --         --      1,664,081             --          --      1,664,081
                                         ---------   --------   ------------   ------------    ------      -----------

Balance at December 31, 1997 ..........  5,255,440     52,554     97,819,584    (51,096,675)   (410,283)    46,365,180
Net earnings ..........................         --         --             --     24,002,787          --     24,002,787
Exercise of employee stock options ....     43,660        437        513,135             --          --        513,572
Contingent and warrant shares issued ..     88,888        888           (888)            --          --             --
Stock option and contingent stock
  compensation expenses ...............         --         --      1,397,591             --          --      1,397,591
Retirement of treasury stock ..........    (53,046)      (530)      (409,753)            --     410,283             --
                                         ---------   --------   ------------   ------------    --------    -----------
Balance at December 31, 1998 ..........  5,334,942   $ 53,349   $ 99,319,669   $(27,093,888)   $     --    $72,279,130
                                         =========   ========   ============   ============    ========    ===========

          See accompanying notes to consolidated financial statements

                      MERITAGE CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         YEARS ENDED DECEMBER 31,
                                              --------------------------------------------
                                                    1998            1997           1996
                                                    ----            ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings ...............................  $  24,002,787    $ 14,237,442    $    147,488
Adjustments to reconcile net earnings to net
  cash provided by operating activities:
Extraordinary loss from early extinguishment
  of debt ..................................             --              --         148,433
Depreciation and amortization ..............      1,637,474         376,916          38,300
Minority interest in net income of
  consolidated joint ventures ..............      2,021,230              --              --
Deferred tax expense .......................      4,969,000              --              --
Stock option compensation expense ..........      1,397,591       1,664,081              --
Gain on sales of residual interests ........     (5,180,046)     (3,067,829)             --
Increase in real estate under development ..    (32,045,609)    (10,575,738)             --
Increase in deposits on real estate under
  option or contract .......................     (3,577,986)     (1,712,139)             --
(Increase) decrease in other receivables
  and other assets .........................     (1,775,151)      2,313,632       1,701,426
Increase in accounts payable and accrued
  liabilities ..............................      1,545,201       2,974,442         317,094
Increase in home sale deposits .............      1,809,629         465,409              --
                                              -------------    ------------    ------------
 Net cash provided by (used in) operating
   activities ..............................     (5,195,880)      6,676,216       2,352,741
                                              -------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired in merger/acquisition ........        785,403       1,306,998       6,495,255
Cash paid for merger/acquisition ...........     (6,914,706)     (1,952,857)       (779,097)
Purchases of property and equipment ........     (1,568,642)       (174,257)             --
Principal payments received on real estate
  loans ....................................             --       2,124,544       3,710,000
Real estate loans funded ...................             --        (428,272)     (1,358,457)
Decrease in short term investments .........             --       4,696,495       4,272,605
Proceeds from sales of residual interest ...      6,600,000       5,500,000              --
Decrease in funds held by Trustee ..........             --              --       5,637,948
                                              -------------    ------------    ------------
 Net cash provided by (used in) investing
    activities .............................     (1,097,945)     11,072,651      17,978,254
                                              -------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings .................................    174,445,708      67,900,899              --
Repayment of borrowings ....................   (164,524,041)    (92,896,553)     (7,818,824)
Stock options exercised ....................        513,572         118,591              --
Dividends paid .............................             --        (194,330)       (291,496)
                                              -------------    ------------    ------------
 Net cash provided by (used in) financing
    activities .............................     10,435,239     (25,071,393)     (8,110,320)
                                              -------------    ------------    ------------
Net increase (decrease) in cash and
  cash equivalents .........................      4,141,414      (7,322,526)     12,220,675
Cash and cash equivalents at beginning
  of year ..................................      8,245,392      15,567,918       3,347,243
                                              -------------    ------------    ------------
Cash and cash equivalents at end of year ...  $  12,386,806    $  8,245,392    $ 15,567,918
                                              =============    ============    ============

Supplemental information:
Cash paid for interest .....................  $   3,996,771    $  3,801,764    $    286,276
Cash paid for income taxes .................  $   2,332,604    $     49,871    $         --

          See accompanying notes to consolidated financial statements

                      MERITAGE CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

BUSINESS.   Meritage   Corporation   ("Meritage"  or  the  "Company")  develops,
constructs and sells new high-quality, single family homes in the semi-custom luxury, move-up and entry-level markets.

         The Company was formed in 1988 as a real estate investment trust ("REIT") that invested in mortgage-related assets and real estate loans. On December 31, 1996, the Company acquired by merger the homebuilding operations of various entities operating under the Monterey Homes name (Monterey), and has phased out the mortgage-related operations. Monterey has been building homes in Arizona for over 13 years, specializing in move-up and semi-custom luxury homes.

         As part of its strategy to diversify operations, on July 1, 1997, the Company combined with Legacy Homes (Legacy), a group of entities with homebuilding operations in Texas. Legacy has been in business since 1988, and designs, builds and sells entry-level and move-up homes. On July 1, 1998 the Company acquired Sterling Communities, now Meritage Homes of Northern California, which has homebuilding operations in the San Francisco Bay and Sacramento metropolitan areas, and designs, builds and sells move-up homes.

BASIS OF PRESENTATION. Consolidated financial statements include the accounts of Meritage Corporation and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation and certain prior period amounts have been reclassified to be consistent with current financial statement presentation. Results include the operations of Legacy from July 1, 1997 and of Meritage Homes of Northern California from July 1, 1998.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS. Short-term investments with an initial maturity of three months or less are considered to be cash equivalents. Amounts in transit from title companies for home closings are included in cash.

REAL ESTATE UNDER DEVELOPMENT. Amounts are carried at cost unless such costs would not be recovered from the cash flows generated by future disposition. In this case, amounts are carried at estimated fair value less disposal costs. Costs capitalized include direct construction costs for homes, development period interest and certain common costs which benefit the entire community. Common costs are allocated on a community by community basis to residential lots based on the number of lots to be built in the community, which approximates the relative sales value method.

         Deposits paid related to options and contracts to purchase land are capitalized and classified as deposits on real estate under option or contract until the related land is purchased. The deposits are then transferred to real estate under development.

                      MERITAGE CORPORATION AND SUBSIDIARIES

COST OF HOME SALES. Cost of sales include land acquisition and development costs, direct home construction costs, development period interest and closing costs, and an allocation of common costs.

REVENUE RECOGNITION. Home sales revenue is recognized when homes are delivered and title transfers to the buyer.

PROPERTY AND EQUIPMENT. Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line method over the estimated useful lives of the assets, which range from three to seven years. Accumulated depreciation was approximately $2,862,000 and $1,960,000 at December 31, 1998 and 1997, respectively. Maintenance and repair costs are expensed as incurred.

GOODWILL. The excess of purchase price over fair value of net assets acquired (goodwill) is amortized on a straight-line basis over a 20-year period. Accumulated amortization was approximately $704,600 at December 31, 1998 and $162,500 at December 31, 1997. Management periodically evaluates the businesses to which the goodwill relates to insure the carrying value of goodwill has not been impaired. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting Meritage's average cost of funds. No goodwill impairment was recorded in the accompanying statements of earnings.

RESIDUAL INTERESTS. Prior to year-end 1998, Meritage owned residual interests in collateralized mortgage obligations (CMOs) and in mortgage participation certificates (MPCs) (collectively residual interests). The Company used the prospective net level yield method, in which interest is recorded at cost and amortized over the life of the related CMO or MPC issuance, to account for the residual interests. Estimated fair value of residual interests at December 31, 1997 was $6.6 million. Residual interests of $1.4 million are included as other assets at December 31, 1997. Meritage sold the remaining residual interests in 1998.

INCOME TAXES. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in future years and are subsequently adjusted for changes in the rates. The effect on deferred tax assets and liabilities of a change in tax rates is a charge or credit to deferred tax expense.

EARNINGS PER SHARE. Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the Company's earnings. Meritage adopted SFAS No. 128, "Earnings Per Share" in 1997 and restated prior period amounts.

USE OF ESTIMATES. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions relating to amounts reported in the financial statements and accompanying notes. Actual results could differ materially from these estimates.

                      MERITAGE CORPORATION AND SUBSIDIARIES

         FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying amounts of receivables, cash and cash equivalents, deposits on real estate under option or contract, accounts payable and accrued liabilities and home sale deposits approximate fair value due to the short term maturity of these assets and liabilities. Notes payable carry interest rates comparable to market rates based on the nature of the loans, their terms and remaining maturity, and therefore are stated at approximate fair value. Considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, these fair value estimates are subjective and not necessarily indicative of the amounts Meritage would pay or receive in actual market transactions.

         STOCK OPTION PLANS. Meritage has elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25 as allowed by SFAS No. 123 "Accounting for Stock-Based Compensation". As such, compensation expense would be recorded on the date of the grant only if the market price of the stock underlying the grant exceeded the exercise price. The pro forma disclosures that are required by SFAS No. 123 are presented in Note 6.

NEW ACCOUNTING PRONOUNCEMENTS.

         FASB NO. 131. The FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments for an Enterprise and Related Information" in June 1997. FASB No. 131 establishes standards for the way that public companies report selected information about operating segments in financial reports issued to stockholders. Meritage has adopted the provisions of FASB No. 131, which had no significant impact on the Company's definitions of its operating segments and related disclosures.

NOTE 3 - REAL ESTATE UNDER DEVELOPMENT AND CAPITALIZED INTEREST

         The components of real estate under development at December 31 follow (in thousands):

                                               1998           1997
                                             --------       --------
Homes under contract, in production          $ 44,186       $ 30,523
Finished lots and lots under development       46,558         28,471
Model homes and homes held for resale          14,015          4,961
                                             --------       --------
                                             $104,759       $ 63,955
                                             ========       ========

         Meritage capitalizes certain interest costs during development and construction. Capitalized interest is allocated to real estate under development and charged to cost of home sales when the units are delivered. Summaries of interest capitalized and interest expensed follow (in thousands):

                                                         YEAR ENDED DECEMBER 31,
                                                            1998          1997
                                                            ----          ----
Beginning unamortized capitalized interest .........      $ 1,890       $    --
Interest capitalized ...............................        3,711         3,679
Amortized cost of home sales .......................       (3,619)       (1,789)
                                                           ------        ------
Ending unamortized capitalized interest ............      $ 1,982       $ 1,890
                                                          =======       =======

Interest incurred ..................................      $ 4,172       $ 3,844
Interest capitalized ...............................        3,711         3,679
                                                           ------        ------
Interest expense ...................................      $   461       $   165
                                                          =======       =======

                      MERITAGE CORPORATION AND SUBSIDIARIES

NOTE 4 - NOTES PAYABLE

Notes payable at December 31 consist of the following (in thousands):

                                                          1998            1997
                                                          ----            ----
$50 million bank construction line of credit,
  interest payable monthly approximating prime
  (7.75% at December 31, 1998) or LIBOR (30 day
  LIBOR 5.1% at December 31, 1998), plus 2.25%
  payable at the earlier of close of escrow,
  maturity date of individual homes within the
  line or June 9, 2000, secured by first deeds of
  trust on homes ......................................  $ 4,641         $ 4,664

$50 million bank construction line of credit,
  interest payable monthly approximating prime or
  LIBOR plus 2.5%, payable at the earlier of close
  of escrow, maturity date of individual homes
  within the line or July 31, 1999, secured by
  first deeds of trust on homes .......................   10,925           9,769

$20 million bank acquisition and development
  credit facility, interest payable monthly
  approximating prime or LIBOR plus 2.25%, payable
  at the earlier of funding of construction
  financing, the maturity date of individual
  projects within the line or June 19, 2000,
  secured by first deeds of trust on land .............    3,314           2,394

Other acquisition and development credit
  facilities totaling $4.5 million, interest
  payable monthly, ranging from prime to prime
  plus .25%; payable at the earlier of funding of
  construction financing or the maturity date of
  the individual projects, secured by first deeds
  of trust on land ....................................    2,407              --

Senior unsecured notes, maturing September 15,
  2005, annual interest of 9.10% payable
  quarterly, principal payable in three equal
  installments on September 15, 2003, 2004 and
  2005 ................................................   15,000              --

Senior subordinated unsecured notes, paid in full
  October 1998 ........................................      --            6,000

Other .................................................      918              65
                                                        --------        --------
Total ................................................. $ 37,205        $ 22,892
                                                        ========        ========

         The bank credit facilities and senior subordinated notes contain covenants which require certain levels of tangible net worth, the maintenance of certain minimum financial ratios, place limitations on the payment of dividends and limit incurrence of indebtedness, asset dispositions and creations of liens, among other items. As of December 31, 1998 and throughout the year, Meritage was in compliance with these covenants.

                      MERITAGE CORPORATION AND SUBSIDIARIES

Scheduled maturities of notes payable as of December 31, 1998 follow (in thousands):

                  YEAR ENDED
                  DECEMBER 31,
                  1999 .........................  $21,326
                  2000 .........................       --
                  2001 .........................      879
                  2002 .........................       --
                  2003 .........................    5,000
                  Thereafter ...................   10,000
                                                   ------
                                                  $37,205
                                                  =======
NOTE 5 - EARNINGS PER SHARE

         A summary of the reconciliation from basic earnings per share to diluted earnings per share for the years ended December 31, 1998, 1997 and 1996 follows. 1996 shares have been adjusted to reflect a one-for-three stock split effective at the merger (in thousands, except per share amounts):

                                                    1998        1997       1996
                                                    ----        ----       ----
Net earnings                                      $24,003     $14,237     $  147
Basic EPS - Weighted average shares
  outstanding                                       5,317       4,864      3,242
                                                  -------     -------     ------
Basic earnings per share                          $  4.51     $  2.93     $  .05
                                                  =======     =======     ======
Basic EPS - Weighted average shares
  outstanding                                       5,317       4,864      3,242
Effect of dilutive securities:
     Contingent shares and warrants                   158         114         --
     Stock options                                    641         330         93
                                                  -------     -------     ------
Dilutive EPS - Weighted average shares
  outstanding                                       6,116       5,308      3,335
                                                  -------     -------     ------
Diluted earnings per share                        $  3.92     $  2.68     $  .04
                                                  =======     =======     ======
Antidilutive stock options not included
  in diluted EPS                                       59           4          4
                                                  =======     =======     ======

         Basic and diluted earnings per share for the extraordinary loss in 1996 were $.05 and $.04, respectively.

NOTE 6 - STOCK OPTIONS AND CONTINGENT STOCK

         The Compensation Committee of the Board of Directors administers Meritage's stock option plans. The plans provide for stock option grants to key personnel and directors, and provide a means of performance-based compensation in order to attract and retain qualified employees.

                      MERITAGE CORPORATION AND SUBSIDIARIES

         Meritage applies APB Opinion No. 25 and related interpretations in accounting for its plans. No compensation cost has been recognized for its stock based compensation plans, which are fixed stock option plans. Had compensation cost for these plans been determined consistent with SFAS 123, the Company's net earnings and earnings per share would have been reduced to the following pro forma amounts (in thousands, except for per share amounts):

                                                    1998         1997     1996
                                                    ----         ----     ----
Net earnings (loss)                 As reported   $24,003      $14,237    $147
                                    Pro forma      23,573       13,892    (151)
Basic earnings (loss) per share     As reported      4.51         2.93     .05
                                    Pro forma        4.43         2.86    (.05)
Diluted earnings (loss) per share   As reported      3.92         2.68     .04
                                    Pro forma        3.85         2.62    (.05)

         The per share weighted average fair values of stock options granted during 1998, 1997 and 1996 were $9.91, $4.58 and $1.63, respectively, on the dates of grant using the Black-Scholes pricing model based on the following weighted average assumptions:

                                  1998           1997          1996
                                  ----           ----          ----
Expected dividend yield             .5%          1.2%          1.4%
Risk-free interest rate           5.75%          6.0%         5.85%
Expected volatility                 51%           43%           36%
Expected life (in years)              7             5             5

THE MERITAGE PLAN

         Shareholders approved a new stock option plan at the 1997 Annual Meeting. The plan authorizes grants of incentive stock options and non-qualified stock options to Meritage executives, directors, employees and consultants. A total of 225,000 shares of the Meritage common stock were reserved for issuance upon exercise of stock options granted under this plan, with an additional 250,000 shares added to the reserve by vote of the shareholders at the 1998 Annual Meeting. The options vest over periods from two to five years, are based on continued employment, and expire five to ten years after the date of grant.

THE PRIOR PLAN

         The 1988 Homeplex Mortgage Investments Corporation Stock Option Plan (the prior plan) was in effect at the time of the merger. No new grants have been issued under this plan since the merger, and 103,102 option shares were outstanding under this plan at December 31, 1998. Accounts payable and accrued liabilities in the accompanying 1998 and 1997 balance sheets include approximately $524,800 and $778,600, respectively, related to options granted under the prior plan. This liability will remain on the consolidated balance sheets until the options are exercised, canceled or expire.

OTHER OPTIONS

         In connection with the merger and Legacy combination, Mssrs. Hilton, Cleverly and Landon each received 166,667 non-qualified stock options that vest over three years. The exercise price of the options is $5.25 per share, which was negotiated at the time of the transactions. Mr. Hilton's and Mr. Cleverly's options expire in December 2002 and Mr. Landon's expire in June 2003.

                     MERITAGE CORPORATION AND SUBSIDIARIES

         A current member of Meritage's board of directors who served as the Company's president and chairman prior to the merger holds 250,000 non-qualified stock options. The options were granted in exchange for the director forgoing his annual salary and bonus, and were approved by shareholders at the 1996 annual meeting. These options are fully vested, have an exercise price of $ 4.50 per share and expire on December 21, 2000.

SUMMARY OF STOCK OPTION ACTIVITY:
                                                1998                   1997                     1996
                                          -------------------     --------------------    -------------------
                                                     WEIGHTED                 WEIGHTED               WEIGHTED
                                                     AVERAGE                  AVERAGE                AVERAGE
                                                     EXERCISE                 EXERCISE               EXERCISE
                                          OPTIONS     PRICE       OPTIONS      PRICE      OPTIONS     PRICE
                                          -------    --------     -------     --------    -------    --------
Options outstanding at beginning
  of year                                1,041,480    $ 5.86        732,975     $5.78     398,392      $6.21
Options granted                             57,500     16.54        150,000      7.16       1,249       7.96
Merger/combination options granted              --        --        166,667      5.25     333,334       5.25
Options exercised                          (43,660)    10.04         (8,162)     9.36          --         --
Options canceled                           (27,018)     7.22             --        --          --         --
                                        ----------    ------     ----------     -----     -------      -----
Options outstanding at end of year       1,028,302    $ 6.25      1,041,480     $5.86     732,975      $5.78
                                        ==========    ======     ==========     =====     =======      =====

Options exercisable at end of year         613,579        515,090        399,641

Price range of options exercised      $4.50-$11.25    $4.37-$6.38

Price range of options outstanding    $4.50-$17.63   $3.62-$13.32   $3.62-$13.32

Total shares reserved at December 31     1,525,547      1,383,146        666,307

Stock options outstanding at December 31, 1998 were:

                                          OPTIONS OUTSTANDING      OPTIONS EXERCISABLE
                                      --------------------------   -------------------
                                          WEIGHTED      WEIGHTED              WEIGHTED
                                          AVERAGE       AVERAGE               AVERAGE
                                         REMAINING      EXERCISE              EXERCISE
RANGE OF EXERCISE PRICES   OPTIONS    CONTRACTUAL LIFE   PRICE      OPTIONS    PRICE
------------------------   -------    ----------------   -----      -------    -----
$ 4.50 - $ 6.38             863,480       5.0 years      $ 5.08     550,757    $ 4.95
$ 8.50 - $12.50             106,106       5.5             10.00      59,106     10.80
$13.37 - $17.63              58,716       9.2             16.64       3,716     15.38
                          ---------       ---------      ------     -------    ------
                          1,028,302       5.3 years      $ 6.25     613,579    $ 5.58
                          =========       =========      ======     =======    ======

CONTINGENT SHARES

         In connection with merger, 266,666 shares of contingent stock were reserved for equal issuance to Mr. Hilton and Mr. Cleverly on the first, second and third anniversaries of the transaction. Stock trading prices are required to meet certain thresholds and the officer must be a Meritage employee at the time of issuance. All price thresholds had been exceeded, and Mr. Hilton and Mr. Cleverly were each issued 44,444 shares of common stock subsequent to both the first and second anniversary of the merger.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

         Meritage is involved in legal proceedings and claims that arise in the ordinary course of business. Management believes the amount of ultimate liability with respect to these actions will not materially affect the Company's financial statements taken as a whole.

         Also in the normal course of business, Meritage provides standby letters of credit and performance bonds issued to third parties to secure performance under various contracts. At December 31, 1998 outstanding letters of credit were $2.1 million and performance bonds were $8.9 million.

         Meritage leases office facilities, model homes and equipment under various operating lease agreements. Approximate future minimum lease payments for noncancellable operating leases as of December 31, 1998 are as follows:

                      MERITAGE CORPORATION AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

           YEAR ENDING
           DECEMBER 31
           -----------
           1999 ..................................    $715,200
           2000 ..................................     348,200
           2001 ..................................     223,800
           2002 ..................................      85,000
           2003 and thereafter ...................          --
                                                    ----------
                                                    $1,372,200
                                                    ==========

         Rental expense was approximately $1,074,900 in 1998, $1,185,400 in 1997 and $21,800 in 1996. Included in these amounts are $380,000 in 1998 and $274,000 in 1997 related to office facilities leased from companies owned beneficially either by one of Meritage's Co-Chairmen or by one of Meritage's Co-Chairmen and a director.

NOTE 8 - MERGERS/COMBINATIONS/ACQUISITIONS

MONTEREY HOMES

         On December 23, 1996, the stockholders of Homeplex Mortgage Investments Corporation, now known as Meritage Corporation, approved the merger with Monterey Homes. The merger was effective on December 31, 1996, and homebuilding became the Company's primary business. At consummation of the merger, 1,288,726 new shares of common stock, $.01 par value per share, were issued equally to Monterey's prior owners, and management of the homebuilding operations assumed effective control of the Company.

         Consideration paid for the net assets of the homebuilding entities was $9,323,353, which included 1,288,726 shares of the Company's common stock valued at $8,544,256 and $779,097 of transaction costs. The Company used the purchase method of accounting and the purchase price was allocated among the Company's net assets based on their estimated fair market value at the date of the transaction, resulting in goodwill of $1,763,488 which is being amortized over 20 years.

LEGACY HOMES

         On May 29, 1997, the Company signed a definitive agreement to acquire the homebuilding and related mortgage service business of Legacy Homes, Ltd. and its affiliates. The transaction was effective on July 1, 1997. Legacy Homes has been building entry-level and move-up homes in Texas since 1988 and is headquartered in the Dallas/Fort Worth metropolitan area.

         Consideration consisted of approximately $1.5 million in cash, 666,667 shares of Meritage common stock valued at $3.4 million and $370,000 of transaction costs. Meritage used the purchase method of accounting and the purchase price was allocated among the Company's net assets based on their estimated fair market value at the transaction date. Goodwill of approximately $1.5 million was recorded, which is being amortized over 20 years. Provisions were also made to pay additional consideration not to exceed $15 million, based on the Company's earnings. Additional consideration was approximately $7.0 million in 1998 and $2.8 million in 1997, and was paid subsequent to each year-end. These amounts are recorded as goodwill and are being be amortized over 20 years. Meritage's Board of Directors removed the contingent nature of the remaining $5.2 million in 1999. Goodwill of $5.2 million will therefore be recorded in 1999 and this amount will be paid in January 2000.

                      MERITAGE CORPORATION AND SUBSIDIARIES

STERLING COMMUNITIES

         On June 15, 1998, Meritage signed a definitive agreement with Sterling Communities, S.H. Capital, Inc., Sterling Financial Investments, Inc., Steve
Hafener and W. Leon Pyle (together, the Sterling Entities), to acquire substantially all of the assets of Sterling Communities. The transaction was effective as of July 1, 1998. Assets acquired principally consist of real property and other residential homebuilding assets located in the San Francisco Bay and Sacramento areas of California. The Company will continue the operations of the Sterling Entities under the name Meritage Homes of Northern California.

         Consideration paid for the assets and stock acquired, and various liabilities assumed, consisted of $6.9 million in cash and additional consideration to be paid for up to four years after the transaction date. Meritage used the purchase method of accounting and the purchase price was allocated among the Company's net assets based on their estimated fair market value at the transaction date. Goodwill of approximately $2.2 million was recorded, which is being amortized over 20 years. The additional consideration will be equal to 20% of the pre-tax income of Meritage's California division and will be expensed as earned. Unpaid consideration was approximately $318,000 at December 31, 1998.

         The following unaudited pro forma information presents a summary of consolidated results of operations as if the Legacy combination and Sterling acquisition had occurred at January 1, 1997, with pro forma adjustments together with related income tax effects. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would actually have occurred had the combination been in effect on the date indicated (in thousands except per share data).

                                             YEARS ENDED DECEMBER 31,
                                             ------------------------
                                                   (UNAUDITED)
                                               1998            1997
                                               ----            ----
        Home sales revenue ................  $274,754        $220,852
        Net earnings ......................  $ 24,949        $ 19,835
        Basic earnings per share ..........  $   4.69        $   3.82
        Diluted earnings per share ........  $   4.08        $   3.49

NOTE 9 - INCOME TAXES

         Components of income tax expense are (in thousands):

                                                1998        1997      1996
                                                ----        ----      ----
     Current taxes:
          Federal ........................     $  561       $222       $19
          State ..........................        967        740         8
                                               ------       ----       ---
                                                1,528        962        27
                                               ------       ----       ---
     Deferred taxes:
          Federal ........................      4,587         --        --
          State ..........................        382         --        --
                                               ------       ----       ---
                                                4,969         --        --
                                               ------       ----       ---
              Total ......................     $6,497       $962       $27
                                               ======       ====       ===

                      MERITAGE CORPORATION AND SUBSIDIARIES

NOTE 9 - INCOME TAXES (CONT.)

         Deferred tax assets and liabilities have been recognized in the consolidated balance sheets due to the following temporary differences and carryforwards (in thousands):

                                                        12/31/98       12/31/97
                                                        --------       --------
Net operating loss carryforward ..................       $ 4,360       $ 13,895
Residual interest basis differences ..............            --            970
Real estate basis differences ....................           509            590
Debt issuance costs ..............................            --            310
Deductible merger/acquisition costs ..............         1,163            260
Alternative minimum tax credit ...................           782            220
Other ............................................           121             80
                                                         -------       --------
                                                           6,935         16,325
Valuation allowance ..............................            --         (5,891)
                                                         -------       --------
                                                           6,935         10,434
Deferred tax liabilities .........................            --            (30)
                                                         -------       --------
Net deferred tax asset ...........................       $ 6,935       $ 10,404
                                                         =======       ========

         Management believes it is more likely than not that future operating results will generate sufficient taxable income to realize the net deferred tax asset.

RECONCILIATION OF EFFECTIVE INCOME TAX EXPENSE:

         Income taxes differ for the years ended December 31, 1998, 1997 and 1996 from the amounts computed using the federal statutory income tax rate as a result of the following (in thousands):

                                                  1998          1997       1996
                                                  ----          ----       ----
Expected taxes at current federal
  statutory income tax rate ...............     $ 10,678      $ 5,320      $ 60
State income taxes ........................          967          740         8
Utilization of NOL ........................       (5,709)      (5,320)      (60)
Alternative minimum tax ...................          561          222        19
                                                --------      -------      ----
    Income tax expense ....................     $  6,497      $   962      $ 27
                                                ========      =======      ====

CARRYFORWARDS.

         At December 31, 1998, Meritage had a federal net operating loss carryforward of approximately $12.5 million. The carryforward will expire beginning in 2007.

                      MERITAGE CORPORATION AND SUBSIDIARIES

NOTE 10 - SELECTED QUARTERLY FINANCIAL DATA SUMMARY (UNAUDITED)

                                  (in thousands, except per share amounts)
                                                          BASIC       DILUTED
                             HOME SALES                 EARNINGS     EARNINGS
                              REVENUE    NET EARNINGS   PER SHARE    PER SHARE
                              -------    ------------   ---------    ---------
1998 - THREE MONTHS ENDED:
March 31                       $36,513      $5,452       $   1.03     $    .90
June 30                         55,608       6,696           1.26         1.10
September 30                    68,417       4,268            .80          .70
December 31                     95,446       7,587           1.42         1.28

1997 - THREE MONTHS ENDED:
March 31                       $12,573      $  288       $    .06     $    .06
June 30                         24,544       1,958            .43          .42
September 30                    42,685       5,079            .98          .86
December 31                     69,583       6,912           1.33         1.17

NOTE 11 - SEGMENT INFORMATION

         Meritage   classifies  its  operations  into  three  primary  segments:
Arizona, Texas and California. These segments generate revenues through the sale of homes to external customers. Meritage is not dependent on any one major customer.

         Operational information relating to the different business segments follows. Information has been included for the Texas operations from July 1, 1997, the combination date, and for the California operations from July 1, 1998, the acquisition date. Certain information has not been included by segment due to the immateriality of the amount to the segment or in total. Meritage evaluates segment performance based on several factors, of which the primary financial measure is earnings before interest and taxes (EBIT). The accounting policies of the business segments are the same as those described in Notes 1 and 2 for the Company. There are no significant transactions between segments.

                                                        (in thousands )
                                               ---------------------------------
                                                 1998         1997        1996
                                                 ----         ----        ----
HOME SALES REVENUE:
 Arizona                                       $105,942     $ 97,922     $    --
 Texas                                          130,860       51,463          --
 California                                      19,183           --          --
                                               --------     --------     -------
Total                                          $255,985     $149,385     $    --
                                               ========     ========     =======

EBIT:
 Arizona                                       $ 12,918     $  9,744     $    --
 Texas                                           18,300        7,059          --
 California                                       1,858           --          --
 Corporate and other                              1,504          350         560
                                               --------     --------     -------
Total                                          $ 34,580     $ 17,153     $   560
                                               ========     ========     =======

AMORTIZATION OF CAPITALIZED INTEREST:
 Arizona                                       $  2,408     $  1,397     $    --
 Texas                                            1,143          392          --
 California                                          66           --          --
                                               --------     --------     -------
Total                                          $  3,619     $  1,789     $    --
                                               ========     ========     =======

ASSETS AT YEAR END:
 Arizona                                       $ 58,758     $ 36,438     $36,803
 Texas                                           53,554       27,751          --
 California                                      10,161           --          --
 Corporate and other                             29,777       32,445      36,018
                                               --------     --------     -------
Total                                          $152,250     $ 96,634     $72,821
                                               ========     ========     =======